Fourth Quarter 2007 Report to Shareholders

BMO Financial Group reports fourth quarter net income.
Results demonstrate the value of BMO’s diversified business mix and continued operating momentum in a difficult capital markets environment.

Performance Highlights:
Fourth Quarter 2007 Compared with Fourth Quarter 2006:
•	Net income of $452 million, down $244 million or 35%
•	EPS[1] of $0.87 and cash EPS[2] of $0.89, both down $0.48 or 36% and 35%, respectively
•	Results in the quarter were reduced by significant items[3] that lowered net income by $275 million or $0.55 per share. Results of a year ago were affected by a reduction in the general allowance which increased net income by $23 million or $0.04 per share
•	Excluding these significant items[4]:
•	Net income of $727 million, up $54 million or 8.0%
•	EPS of $1.42 and cash EPS of $1.44, up $0.11 or 8.4% and 8.3%, respectively
•	Strong tier 1 capital ratio, at 9.51%
Fiscal 2007 Compared with Fiscal 2006:
•	Net income of $2,131 million, down $532 million or 20%
•	EPS of $4.11 and cash EPS of $4.18, both down 20% or $1.04 and $1.05, respectively
•	Return on equity of 14.4% reflecting core operating strength and diversification of businesses despite significant items in the year
•	Results in the year were reduced by significant items[4] that lowered net income by $787 million or $1.55 per share. Results of a year ago were affected by a reduction in the general allowance which increased net income by $23 million or $0.04 per share.
•	Excluding these significant items:
•	Net income of $2,918 million, up $278 million or 10.5%
•	EPS of $5.66, up $0.55 or 10.8% and cash EPS of $5.73, up $0.54 or 10.4%
•	Return on equity of 19.8%
1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
3	The significant items are shown in our Net Income Summary table on the following page.
4	Results stated on a basis that excludes commodities losses, charges related to deterioration in the capital markets environment, changes in the general allowance for credit losses and/or restructuring charges are non-GAAP measures. Please see the Non-GAAP Measures section.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	Change from	October 31,	October 31,	Change from
	2007	2007	2007	2007	2006	October 31, 2006	2007	2006	October 31, 2006

Income Statement Highlights

Total revenue	$2,200	$2,555	$2,528	$2,066	$2,461	(10.6)%	$9,349	$9,985	(6.4)%

Total revenue (teb) (a)	2,244	2,609	2,571	2,105	2,494	(10.1)	9,529	10,112	(5.8)

Provision for credit losses	151	91	59	52	16	+100	353	176	100.4

Non-interest expense	1,655	1,659	1,614	1,673	1,613	2.6	6,601	6,353	3.9

Net income	452	660	671	348	696	(35.0)	2,131	2,663	(20.0)

Common Share Data ($)

Diluted earnings per share	$0.87	$1.28	$1.29	$0.67	$1.35	$(0.48)	$4.11	$5.15	$(1.04)

Diluted cash earnings per share (a)	0.89	1.30	1.31	0.68	1.37	(0.48)	4.18	5.23	(1.05)

Dividends declared per share	0.70	0.68	0.68	0.65	0.62	0.08	2.71	2.26	0.45

Book value per share	28.29	28.81	28.95	28.90	28.89	(0.60)	28.29	28.89	(0.60)

Closing share price	63.00	66.59	69.46	70.01	69.45	(6.45)	63.00	69.45	(6.45)

Total market value of common shares ($ billions)	31.4	33.2	34.7	35.1	34.8	(3.4)	31.4	34.8	(3.4)

	As at

	October 31,	July 31,	April 30,	January 31,	October 31,	Change from
	2007	2007	2007	2007	2006	October 31, 2006

Balance Sheet Highlights

Assets	$366,524	$359,154	$356,527	$355,491	$319,978	14.5%

Net loans and acceptances	201,188	205,612	203,210	205,472	190,994	5.3

Deposits	232,050	229,027	221,615	217,114	203,848	13.8

Common shareholders’ equity	14,102	14,374	14,475	14,472	14,465	(2.5)

	For the three months ended						For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,		October 31,	October 31,
	2007	2007	2007	2007	2006		2007	2006

Primary Financial Measures (%) (b)

Average annual five year total shareholder return	14.2	17.2	16.6	17.8	19.1		14.2	19.1

Diluted earnings per share growth	(35.6)	(7.2)	3.2	(42.7)	5.5		(20.2)	11.2

Diluted cash earnings per share growth (a)	(35.0)	(7.1)	3.1	(42.9)	3.8		(20.1)	9.4

Return on equity	12.2	18.0	18.3	9.2	19.4		14.4	19.2

Cash return on equity (a)	12.5	18.2	18.5	9.5	19.6		14.7	19.5

Net economic profit (NEP) growth (a)	(78.1)	(19.8)	(4.2)	(+100)	(1.0)		(51.0)	10.3

Revenue growth	(10.6)	(0.6)	2.3	(16.7)	(6.1)		(6.4)	1.5

Revenue growth (teb) (a)	(10.1)	0.2	2.8	(16.2)	(5.9)		(5.8)	1.5

Non-interest expense-to-revenue ratio	75.2	64.9	63.8	81.0	65.5		70.6	63.6

Non-interest expense-to-revenue ratio (teb) (a)	73.7	63.6	62.8	79.5	64.6		69.3	62.8

Cash non-interest expense-to-revenue ratio (teb) (a)	73.3	63.2	62.3	78.9	64.2		68.8	62.4

Provision for credit losses-to-average loans and acceptances (annualized)	0.29	0.18	0.12	0.10	0.03		0.17	0.09

Gross impaired loans and acceptances-to-equity and allowance for credit losses	4.07	3.49	3.86	4.19	3.81		4.07	3.81

Cash and securities-to-total assets ratio	33.1	31.0	28.6	28.4	27.2		33.1	27.2

Tier 1 capital ratio	9.51	9.29	9.67	9.76	10.22		9.51	10.22

Credit rating

Standard & Poor’s	A+	A+	AA-	AA-	AA-		A+	AA-

Moody’s	Aa1	Aa1	Aa1	Aa3	Aa3		Aa1	Aa3

Other Financial Ratios (% except as noted) (b)

Twelve month total shareholder return	(5.8)	8.0	11.3	6.0	24.1		(5.8)	24.1

Dividend yield	4.44	4.08	3.92	3.71	3.57		4.30	3.25

Price-to-earnings ratio (times)	15.3	14.5	14.8	15.1	13.5		15.3	13.5

Market-to-book value (times)	2.23	2.31	2.40	2.42	2.40		2.23	2.40

Net economic profit ($ millions) (a)	71	280	289	(37)	325		603	1,230

Return on average assets	0.48	0.72	0.77	0.40	0.86		0.59	0.86

Net interest margin on average earning assets	1.47	1.61	1.65	1.64	1.78		1.59	1.81

Net interest margin on average earning assets (teb) (a)	1.53	1.68	1.71	1.70	1.83		1.65	1.86

Non-interest revenue-to-total revenue	45.7	51.2	52.4	42.1	50.6		48.2	52.5

Non-interest revenue-to-total revenue (teb) (a)	44.8	50.1	51.5	41.3	49.9		47.3	51.8

Non-interest expense growth	2.6	3.6	3.5	5.9	(0.9)		3.9	0.3

Total capital ratio	11.74	11.18	11.03	11.20	11.76		11.74	11.76

Equity-to-assets ratio	4.2	4.3	4.3	4.3	4.7		4.2	4.7

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.

Momentum Continues in Most Businesses

Toronto, November 27, 2007 — BMO Financial Group saw most of its businesses achieve strong results in the fourth quarter ended October 31, 2007 in a difficult capital markets environment.
     “By focusing on our customers and delivering on our priorities, we were able to build solid momentum in most of our businesses. The quarter’s results led to record net income in fiscal 2007 for Personal & Commercial Banking Canada (P&C Canada) and Private Client Group,” said Bill Downe, President and Chief Executive Officer of BMO Financial Group. “Our businesses performed well in the quarter in the face of a difficult environment, which should pay off when market conditions improve.”
     For the fourth quarter ended October 31, 2007, BMO Financial Group reported net income of $452 million or $0.87 per share. Results included losses of $275 million after tax in respect of charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and a restructuring charge. Excluding these significant items, net income was $727 million or $1.42 per share.
     Net income for fiscal 2007 was $2,131 million, a decrease of $532 million from a year ago. Full year results were affected by $787 million of after-tax losses in respect of the charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and restructuring charges. Excluding these significant items, net income was $2,918 million, an increase of $278 million or 10.5% after adjusting for the reduction in the general allowance in the prior year.
     “We earned $2.1 billion and achieved a return on equity of 14.4% in fiscal 2007. Our return on equity, despite the challenges in the year, reflects the strength of our core businesses and the benefits of our diversified business mix,” added Mr. Downe.
     “P&C Canada’s financial results in the quarter rose from a year ago despite market-driven spread compression. For fiscal 2007, P&C Canada earned record net income of $1.25 billion and grew earnings by more than 9%. We are pleased with our progress in 2007 and the Group is more focused on doing the right things, especially in its attention to making it easier for our customers to do business with us. These initiatives are working. We achieved volume growth and increased market share in our priority markets such as personal loans, credit cards and commercial loans and deposits. There is good momentum and we will continue to invest in future growth.
     “Personal and Commercial Banking U.S. (P&C U.S.) had a great quarter. On a U.S. dollar basis, earnings increased 51% from a year ago and 31% from the third quarter. It marked the fourth successive quarter of posting better earnings on a basis that excludes acquisition integration costs. On that basis, its cash productivity ratio fell below 70% in the quarter, a tribute to the team who have worked so hard to manage expenses in a tough operating environment.
     “Private Client Group also achieved outstanding results. Its net income was up 27% and revenue rose 10% from a year ago in spite of softening market conditions in the quarter. For the year, Private Client Group earned record net income of $408 million, up 15% from 2006, and continues to innovate and invest in growing for the future.
     “Losses in our commodities business in the fourth quarter were lower and we continued to implement our strategy to reduce both the size and risk of the portfolio. The write-downs and valuation adjustments in our capital markets business in the fourth quarter were typical of a widespread pattern of losses incurred by many financial institutions. We will continue to take steps to lower the volatility in our trading businesses as the losses in 2007 were outside our risk tolerance, notwithstanding the difficult market environment. Our goal is to earn an annual return on equity in excess of 20% in BMO Capital Markets.”
     Results in the fourth quarter included an increase in the general allowance for credit losses of $50 million and a net restructuring charge of $24 million in Corporate Services. The increase in the general allowance was attributable to portfolio growth and risk migration. The net restructuring charge relates to our continued efforts to improve performance, including enhancing customer service by investing in front-line sales and service people and simplifying processes across the organization. As such, we recorded a new charge of $40 million while adding back into earnings $16 million of the original first quarter restructuring charge, mostly due to higher than anticipated staff redeployment within the organization.

Net Income Summary
(Canadian $ in millions)	Q4-2007	Q3-2007	Q4-2006	Fiscal 2007

Net income as reported	452	660	696	2,131
Significant Items (after tax)
Commodities losses	16	97	—	440
Charges related to deterioration in capital markets	211	—	—	211
Changes in the general allowance	33	—	(23)	33
Restructuring charges	15	—	—	103

Total significant items	275	97	(23)	787

Net income excluding significant items[1]	727	757	673	2,918

[1]	These are non-GAAP amounts. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.
     “Looking ahead, our targets for 2008 reflect strong earnings momentum and solid growth across all our businesses, while anticipating a weaker credit environment,” added Mr. Downe. “The targets reflect confidence in our underlying businesses and their teams, the increased focus we are placing on the customer and our commitment to generate strong returns for our shareholders.” The targets are based on our expectations for the economic environment in 2008 as discussed in the Economic Outlook & Market Environment section that follows.

BMO Financial Group Fourth Quarter Report 2007 • 1

Fourth Quarter Operating Segment Overview
P&C Canada
Net income was $284 million, up $12 million or 4.2% from a year ago. Results included three items that largely offset: a gain on sale of our investment in MasterCard International Inc. common shares, a recovery of prior years’ income taxes and an adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program.
     There was strong volume growth in all businesses. Revenue in the quarter was affected by lower net interest margins relative to a year ago, driven by higher funding costs and increased competitive pressures on both personal and commercial loan spreads. Over 2007, we have focused on placing the customer at the centre of our activities. We earned record net income of $1.25 billion in fiscal 2007, up 9%. Our businesses have good momentum as personal loans grew and market share increased, and we continued to grow commercial loans and deposits, priority areas for the Group. Growing personal deposits continues to prove challenging.
     In personal banking, there was growth in most products, particularly higher-spread loans and cards as we continue to focus on improving the customer experience and strengthening relationships. Our AIR MILES debit card initiative is proving popular with new and existing customers, as the number of personal deposit customers increased significantly in the fourth quarter.
     In commercial banking, we increased our market share year-over-year and there was continued good growth in deposits and particularly loans, which increased 11% from a year ago with growth in all regions.
     In the quarter, we recorded an increase in our liability for future customer redemptions related to our credit card loyalty rewards program. In order to minimize volatility in earnings, we are exploring options to transfer the liability and change the cost structure going forward to eliminate our exposure to changing redemption patterns. We expect no significant change in run-rate costs as a result of the charge or the change in cost structure.
P&C U.S.
Net income was US$32 million, up US$11 million or 51% from a year ago and up US$8 million or 31% from the third quarter. First National Bank & Trust’s operating results, reduced acquisition integration costs and effective expense management contributed to improved performance.
     P&C U.S. has operated in a difficult environment over 2007, with intense competition, soft housing markets and lower economic growth. We have continued to achieve volume growth over the year but net income growth has been hampered by reduced net interest margins, which were down appreciably from a year ago. Margins have stabilized over most of 2007 and consequently the benefits of volume growth are starting to show up in revenue. Management has focused on actively managing expenses in the difficult operating environment and in the fourth quarter, excluding acquisition integration costs, improved the cash productivity ratio to 69.7%. Excluding acquisition integration costs, P&C U.S. net income increased quarter-over-quarter in each period in fiscal 2007.
     A number of financial institutions have experienced difficulties with exposure to subprime mortgages. P&C U.S. does not originate subprime mortgage programs and has very little retail exposure with subprime characteristics. Please see the following Economic Outlook & Market Environment section.
     We previously announced agreements to acquire Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc., both located in Wisconsin. We expect to close these transactions in the first quarter of fiscal 2008, subject to receipt of approval from U.S. regulators and Ozaukee Bank shareholders. The shareholders of Manufacturers Bancorporation, Inc. approved the transaction on November 13, 2007. These acquisitions will add 40 full-service branches and 13 limited-service locations to our banking network.
Private Client Group
Net income was $107 million, up $23 million or 27% from a year ago, and reached a record $408 million for the year. This marked another very successful quarter for our wealth management business. Revenues for the quarter were up strongly from a year ago with all lines of business contributing to the growth. The group continues to focus on expanding and improving the productivity of the sales force and improving the solutions and services provided to clients. During the quarter, we launched MyLink, the first online brokerage service in Canada that sends personalized messages to individual investors. Guardian Group of Funds Ltd. completed the launch of the GGOF 2007 Mining Flow-Through Limited Partnership, a fund that offers investors the opportunity to invest in a diversified portfolio of mining industry equities. On November 2, 2007, we announced an agreement to purchase Pyrford International plc, a United Kingdom-based institutional asset manager, adding to the group’s international asset management capabilities and improving our product capabilities for our North American customers. The transaction is expected to close in the first quarter of fiscal 2008, subject to regulatory approval.
BMO Capital Markets
Net income was $48 million, down $140 million or 74% from a year ago, reflecting the after-tax impact of $211 million of charges related to deterioration in capital markets and $16 million of losses in our commodities business. Excluding these significant items, net income was $275 million, up $87 million or 47% from a year ago.
     It was a challenging quarter for the group and for many other investment banks as concerns over asset quality affected liquidity, credit spreads and valuations. Activity levels were down from the first three quarters of the year in most product areas.
     Commodities losses were down significantly from the prior three quarters. We lowered the size and risk of the portfolio in the quarter in the course of our trading activities.
     Net income for the year was $425 million, down $435 million from the prior year. Excluding the fourth quarter charges of $211 million and the $440 million of after-tax losses in the commodities business, net income was $1,076 million, up $216 million or 25%, with very favourable performance in a number of our businesses. Mergers and acquisitions and equity underwriting saw extremely strong performance in fiscal 2007 and there was very strong growth in lending fees and commissions. We maintained our momentum and focus as BMO Capital Markets continued to demonstrate its Canadian leadership in our core high-return fee businesses. Our market share decreased from the previous quarter, however the aggregate amount raised from our deals increased. During the quarter we participated in 100 new issues including 26 corporate debt deals, 3 issues of preferred shares, 48 common equity transactions and 23 government debt issues,

2 • BMO Financial Group Fourth Quarter Report 2007

raising a total of $39 billion. We also advised on a number of significant M&A transactions in the quarter.
     During the quarter, we were recognized, for the 27th consecutive year, as the top equity research group in Canada in the Brendan Wood International Survey. BMO Capital Markets launched a new suite of global treasury management services, making it easier for companies in Canada and the U.S. to conduct business around the world from their home base. We also established a foreign exchange sales and trading desk in London, England, a move that will further bolster BMO’s strong position in the Canadian-dollar foreign exchange market.
Performance Targets
Given the significance of the losses incurred in our commodities business this year and the fourth quarter charges related to deterioration in capital markets, we were unable to achieve most of our annual financial targets. Our targets for 2008 have been set in the context of our performance in 2007 and our expectations for the economy in the year ahead.

Annual Targets for 20071
•	5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)

•	ROE of 18% to 20%

•	Specific provision for credit losses of $400 million or less

We estimated at the end of the second quarter that specific provisions would be $300 million or less in fiscal 2007.

•	Improve our cash productivity ratio by 100 to 150 basis points

1	Excluding restructuring charges
Performance to October 31, 2007 2
•	EPS of $4.38, down 14.3% from $5.11 a year ago

•	ROE of 15.3%

•	Specific provision for credit losses of $303 million

•	Cash productivity ratio deteriorated 473 basis points

•	Tier 1 Capital Ratio[3] of 9.51%

2	Performance data for 2007 above excludes the impact of changes in the general allowance and restructuring charges. After also excluding the impact of commodities losses: EPS was $5.24, up 2.5% from $5.11; ROE was 18.4%, and the cash productivity ratio deteriorated 37 basis points.

3	Our policy was to maintain a Tier 1 Capital Ratio of at least 8.0%. It was not a financial target in 2007.
2008 Financial Targets2
•	10% to 15% EPS growth from a base of $5.24 (excluding changes in the general allowance)

•	ROE of 18% to 20%

•	Specific provision for credit losses of $475 million or less

•	Grow revenue by two percentage points more than expense growth

•	Tier 1 Capital Ratio of at least 8.0%

     The data in the above table are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.
The preceding section and above table contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Economic Outlook & Market Environment
The Canadian economy grew at a moderate pace in 2007, with very strong domestic demand partially offset by softening exports. The tightening in credit conditions during the summer has yet to have a major adverse impact on growth. Consumer spending was sustained by solid gains in employment and income, supporting growth in personal loans. Housing market activity continued at high levels, boosting residential mortgages. Companies invested briskly to expand capacity, spurring growth in business credit. The strong Canadian dollar held inflation low despite rising oil prices and the lowest unemployment rate in 33 years.
     High commodity prices supported earnings growth in the resource sector, fostering strong underwriting and merger and acquisition activities in the first half of the year. The Bank of Canada raised overnight lending rates 25 basis points in July before moving to the sidelines as credit and liquidity concerns unfolded in the markets in late summer. The U.S. economy grew at a modest rate in 2007, slowing from the previous year as a result of a weakening housing market and rising energy costs. An increase in default rates and a decrease in sales have boosted the supply of unsold homes, causing house prices to decline. While residential mortgage growth continued to slow, growth in personal and business loans remained healthy. In September, the Federal Reserve reduced interest rates for the first time in more than four years to address the risks to the economy arising from tighter credit conditions and weaker housing markets.

     In 2008, the Canadian economy is expected to continue growing moderately, restrained by a soft U.S. economy and a strong Canadian dollar. A slowing in housing activity due to a decline in affordability will likely dampen demand for residential mortgages. In contrast, business investment should remain healthy in light of sound corporate balance sheets, promoting growth in business credit. Interest rates are expected to ease modestly in 2008. While the Canadian dollar should remain strong relative to a generally weak U.S. dollar, it is expected to weaken somewhat in 2008 in response to a moderation in commodity prices. The U.S. economy is expected to continue growing modestly in 2008, with weakness in the housing market partly offset by the supportive effects of easier monetary policy and stronger net exports arising from brisk global economic growth and the weaker U.S. dollar. Growth should pick up in the second half of the year as the slump in the housing market recedes. Demand for personal and business credit will likely continue to expand at a moderate pace, although growth in residential mortgages is expected to slow further. The Federal Reserve is expected to reduce rates further in early 2008.

BMO Financial Group Fourth Quarter Report 2007 • 3

In the fourth quarter, BMO recorded $318 million ($211 million after tax) of charges for certain trading activities and valuation adjustments related to deterioration in capital markets. The charges included $169 million in respect of trading and structured-credit related positions and preferred shares; $134 million related to Canadian asset-backed commercial paper (ABCP); and $15 million related to capital notes in the Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland) structured investment vehicles (SIVs).
     The Canadian ABCP charges reflect $80 million for our investment in commercial paper issued by one of our BMO-sponsored conduits, and $54 million for our investment in commercial paper issued by non-bank sponsored conduits. Both write-downs used an estimated mark-to-market adjustment of 15%. BMO has not provided backstop liquidity commitments to any of the preceding conduits.
     The above noted BMO-sponsored conduit’s underlying positions are super-senior AAA-rated with exposures to high quality, diversified corporate debt through collateralized debt obligations (CDOs). The conduit has no direct exposure to U.S. subprime-related loans. We are in discussions with a number of counterparties on restructuring alternatives regarding this conduit.
     Realization on our investment in the non-bank-sponsored conduits will be affected by the outcome of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord.
     The $15 million charge for our investment in the capital notes in the Links and Parkland SIVs reduced the book value of BMO’s capital notes to $53 million. The conduit has approximately $2.2 billion of capital notes outstanding. During the quarter, BMO agreed to participate in the senior notes issued by these SIVs up to a maximum of approximately $1.3 billion, in addition to our existing commitment for backstop liquidity facilities of $221 million, for a total commitment of approximately $1.6 billion, representing 8% of the SIVs total senior debt outstanding as of October 31, 2007. At October 31, 2007, BMO had purchased approximately $350 million of the SIVs senior notes. Subsequent to year end, BMO purchased another $900 million of senior notes.
     The assets of the SIVs consist of investment grade structured finance and financial institution assets. They are high grade assets, as rated by external agencies, with over 60% rated AAA, over 85% rated AA or above, and 99% rated A or above. Less than 0.01% of the assets have direct exposure to U.S. subprime loans.
     Given the amount of our investments in ABCP and the SIVs, and given the uncertainty in the capital markets environment, these investments could experience subsequent valuation gains and losses due to changes in market value.
     This Economic Outlook & Market Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

4 • BMO Financial Group Fourth Quarter Report 2007

Management’s Discussion and Analysis
MD&A commentary is as of November 27, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended October 31, 2007, included in this document, and the annual MD&A for the year ended October 31, 2006, included in BMO’s 2006 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs. Fiscal-2006

Revenue per financial statements	2,200	(261)	(11%)	(355)	(14%)	9,349	(636)	(6%)
Taxable equivalent basis (teb) adjustment	44	11	33%	(10)	(19%)	180	53	42%

Revenue (teb) (1)	2,244	(250)	(10%)	(365)	(14%)	9,529	(583)	(6%)
Specific provision for credit losses	101	50	+100%	10	11%	303	92	44%
Increase in the general allowance	50	85	+100%	50	+100%	50	85	+100%

Total provision for credit losses	151	135	+100%	60	66%	353	177	+100%
Non-interest expense	1,631	18	1%	(28)	(2%)	6,442	89	1%
Restructuring charge	24	24	+100%	24	+100%	159	159	+100%

Total non-interest expense	1,655	42	3%	(4)	–	6,601	248	4%
Income taxes per financial statements	(77)	(194)	(+100%)	(204)	(+100%)	189	(528)	(+100%)
Taxable equivalent basis adjustment	44	11	33%	(10)	(19%)	180	53	42%

Income taxes (teb) (1)	(33)	(183)	(+100%)	(214)	(+100%)	369	(475)	(56%)
Non-controlling interest in subsidiaries	19	–	–	1	5%	75	(1)	(1%)
Net income	452	(244)	(35%)	(208)	(32%)	2,131	(532)	(20%)

Amortization of intangible assets (after tax)	9	–	–	(1)	(10%)	38	2	6%
Cash net income (1)	461	(244)	(35%)	(209)	(31%)	2,169	(530)	(20%)
Earnings per share – basic ($)	0.89	(0.48)	(35%)	(0.41)	(32%)	4.18	(1.07)	(20%)
Earnings per share – diluted ($)	0.87	(0.48)	(36%)	(0.41)	(32%)	4.11	(1.04)	(20%)
Cash earnings per share – diluted ($) (1)	0.89	(0.48)	(35%)	(0.41)	(32%)	4.18	(1.05)	(20%)
Return on equity (ROE)	12.2%		(7.2%)		(5.8%)	14.4%		(4.8%)
Cash ROE (1)	12.5%		(7.1%)		(5.7%)	14.7%		(4.8%)
Productivity ratio	75.2%		9.7%		10.3%	70.6%		7.0%
Productivity (teb) ratio (1)	73.7%		9.1%		10.2%	69.3%		6.5%
Cash productivity (teb) ratio (1)	73.3%		9.1%		10.1%	68.8%		6.4%
Net interest margin on earning assets	1.47%		(0.31%)		(0.14%)	1.59%		(0.22%)
Net interest margin on earning assets (teb) (1)	1.53%		(0.30%)		(0.15%)	1.65%		(0.21%)
Effective tax rate	(19.3%)		(33.4%)		(35.0%)	7.9%		(12.9%)
Effective tax rate (teb) (1)	(7.4%)		(24.8%)		(28.4%)	14.3%		(9.2%)

Capital Ratios
Tier 1 Capital Ratio	9.51		(0.71%)		0.22%	9.51%		(0.71%)
Total Capital Ratio	11.74		(0.02%)		0.56%	11.74%		(0.02%)
Net income:
Personal and Commercial Banking	316	20	7%	(60)	(16%)	1,364	107	9%
P&C Canada	284	12	4%	(66)	(19%)	1,250	108	9%
P&C U.S.	32	8	35%	6	22%	114	(1)	(1%)
Private Client Group	107	23	27%	2	1%	408	53	15%
BMO Capital Markets	48	(140)	(74%)	(148)	(75%)	425	(435)	(51%)
Corporate Services, including Technology and Operations (T&O)	(19)	(147)	(+100%)	(2)	(11%)	(66)	(257)	(+100%)

BMO Financial Group Net Income	452	(244)	(35%)	(208)	(32%)	2,131	(532)	(20%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.

BMO Financial Group Fourth Quarter Report 2007 • 5

Management’s Responsibility for Financial Information
BMO’s Annual Report will contain a statement signed by the President & Chief Executive Officer (CEO) and the Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer (Acting CFO) outlining management’s responsibility for financial information contained in the report. In addition, BMO’s CEO and Acting CFO are expecting to sign certifications relating to the appropriateness of the financial disclosures in our annual filings and the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting.
     BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In connection with BMO Financial Group’s review of its losses in its commodities business, BMO determined at the end of the second quarter that a more appropriate market-based methodology should be used for valuing the commodities portfolio and that the independent price verification processes previously performed by BMO failed to identify price discrepancies. These factors, together with increased concerns with the reliability of quotes from BMO’s principal broker used in the first quarter valuation resulted in the restatement of BMO’s previously reported financial statements for the quarter ended January 31, 2007.
     In light of the foregoing, BMO made the following changes in the second, third and fourth quarters:
•	placed two of our commodities professionals on leave. Those individuals are no longer employed by BMO;
•	changed reporting lines within BMO Capital Markets for the commodities business, appointed a new head of energy trading and hired additional key personnel;
•	suspended our business relationship with the principal broker used in the first quarter valuation;
•	changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio; and
•	increased management oversight, implemented new risk limits and reduced existing risk limits.
     Except for the above changes, there were no changes in our internal control over financial reporting in fiscal 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. BMO Financial Group’s management, including the CEO and Acting CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management is expecting to conclude that internal control over financial reporting was effective as of October 31, 2007.
     BMO will file the applicable Canadian and U.S. CEO and Acting CFO certifications with the Canadian Securities Administrators and the SEC in the United States in December 2007 when we file our Annual Report and other annual disclosure documents.
     As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
     A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2006 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
     Assumptions about the performance of the Canadian and U.S. economies in 2008 and how that will affect our businesses are material factors we consider when setting our strategic priorities and objectives, and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian economy will expand at a moderate pace in 2008 while the U.S. economy expands modestly, and that inflation will remain low in North America. We also have assumed that interest rates in 2008 will decline slightly in Canada and the United States, and that the Canadian dollar will trade at approximately parity to the U.S. dollar at the end of 2008. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Assumptions about the terms of any agreement we enter to transfer our liability for future customer redemptions, or to change the cost structure, relating to our customer credit card loyalty rewards program are material factors we considered in assessing expected changes in the run-rate costs of the program. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

6 • BMO Financial Group Fourth Quarter Report 2007

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
     Management discloses amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they would be expected to be more reflective of ongoing operating results. These significant items included: losses in our commodities business in 2007 and related performance-based compensation; charges related to deterioration in capital markets in the fourth quarter of 2007; restructuring charges recorded in the first and fourth quarters; and changes in the general allowance for credit losses. Since such charges tend to be irregular, adjusting for them is helpful in assessing quarterly trends in results.
     Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third- party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
     Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

BMO Financial Group Fourth Quarter Report 2007 • 7

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q4-2007	Q3-2007	Q4-2006	Fiscal-2007	Fiscal-2006

Net interest income per financial statements (a)	1,196	1,247	1,215	4,843	4,744
Non-interest revenue	1,004	1,308	1,246	4,506	5,241

Revenue per financial statements (b)	2,200	2,555	2,461	9,349	9,985
Taxable equivalent basis (teb) adjustment (c)	44	54	33	180	127

Net interest income (teb) (a+c) (d) (1)	1,240	1,301	1,248	5,023	4,871
Non-interest revenue	1,004	1,308	1,246	4,506	5,241

Revenue (teb) (e) (1)	2,244	2,609	2,494	9,529	10,112

Provision for income taxes per financial statements (f)	(77)	127	117	189	717
Taxable equivalent basis adjustment	44	54	33	180	127

Provision for income taxes (teb) (g) (1)	(33)	181	150	369	844

Non-interest expense (h)	1,631	1,659	1,613	6,442	6,353
Restructuring charge (i)	24	–	–	159	–

Total non-interest expense (j)	1,655	1,659	1,613	6,601	6,353
Amortization of intangible assets	(11)	(11)	(11)	(46)	(44)

Cash-based expense (k) (1)	1,644	1,648	1,602	6,555	6,309

Net income (l)	452	660	696	2,131	2,663
Amortization of intangible assets, net of income taxes	9	10	9	38	36

Cash net income (m) (1)	461	670	705	2,169	2,699
Preferred share dividends	(12)	(9)	(8)	(43)	(30)
Charge for capital (1)	(378)	(381)	(372)	(1,523)	(1,439)

Net economic profit (1)	71	280	325	603	1,230

Restructuring charge (i)	24	–	–	159	–
Income taxes thereon	9	–	–	56	–

Net impact of restructuring (n)	15	–	–	103	–

Commodities losses (o)	24	149	–	853	–
Performance – based compensation (p)	–	–	–	(120)	–
Related income taxes	8	52	–	293	–

Net impact of Commodities losses (q)	16	97	–	440	–

Charges related to deterioration in capital markets environment (t)	318	–	–	318	–
Income taxes thereon	107	–	–	107	–

Net impact of charges related to capital markets environment (r)	211	–	–	211	–

Increase (decrease) in general allowance	50	–	(35)	50	(35)
Income taxes thereon	17	–	12	17	12

Net impact of change in general allowance (s)	33	–	(23)	33	(23)

Net impact of significant items (n+q+r+s) (2)	275	97	(23)	787	(23)

8 • BMO Financial Group Fourth Quarter Report 2007

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q4-2007	Q3-2007	Q4-2006	Fiscal-2007	Fiscal-2006

Productivity ratio (%) ((j/b) x 100)	75.2	64.9	65.5	70.6	63.6
Productivity (teb) ratio (1) (%) ((j/e) x 100)	73.7	63.6	64.6	69.3	62.8
Cash productivity (teb) ratio (1) (%) ((k/e) x 100)	73.3	63.2	64.2	68.8	62.4
Net interest margin annualized (%) ((a/average earning assets) x 100)	1.47	1.61	1.78	1.59	1.81
Net interest margin (teb) annualized (1) (%) ((d/average earning assets) x 100)	1.53	1.68	1.83	1.65	1.86
EPS (uses net income) ($)	0.87	1.28	1.35	4.11	5.15
Cash EPS (1) (uses cash net income) ($)	0.89	1.30	1.37	4.18	5.23
Effective tax rate (%) (f/income before income taxes)	(19.3)	15.7	14.1	7.9	20.7
Effective tax rate (teb) (%) (1) (g/income before income taxes plus teb adjustment)	(7.4)	21.0	17.4	14.3	23.6

Measures on a basis that excludes the impact of significant items (1)
Revenue (teb) (e+o+t) (3)	2,586	2,758	2,494	10,700	10,112
Expenses (j-i-p) (4)	1,631	1,659	1,613	6,562	6,353
Cash-based expense (k-i-p) (5)	1,620	1,648	1,602	6,516	6,309
Net income (l+2)	727	757	673	2,918	2,640
Cash net income (m+2)	736	767	682	2,956	2,976
Productivity ratio (teb) (%) (4/3) x 100	63.1	60.2	64.6	61.3	62.8
Cash productivity ratio (teb) (%) (5/3) x 100	62.7	59.7	64.2	60.9	62.4
EPS (uses net income excluding significant items)	1.42	1.47	1.31	5.66	5.11
Cash EPS (uses cash net income excluding significant items)	1.44	1.49	1.33	5.73	5.19
ROE (%) (uses net income excluding significant items)	19.9	20.6	18.8	19.8	19.2
Effective tax rate (teb) (%) (g + tax on significant items)/(income before income tax + teb adjustment + impact of significant items excluding tax)	12.6	23.1	16.7	22.0	23.5

(1)	These are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Fourth Quarter Report 2007 • 9

Foreign Exchange
The average Canadian/U.S. dollar exchange rate strengthened by 7% in the fourth quarter after having strengthened by close to that level in the third quarter. By October 31, 2007 the Canadian dollar had strengthened further, trading at $0.945 per U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; hedging transactions are not, however, designed to offset the impact of year-over-year fluctuations in exchange rates.
     The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q4-2007		Fiscal-2007
(Canadian $ in millions, except as noted)	vs. Q4-2006	vs. Q3-2007	vs. Fiscal-2006

Canadian/U.S. dollar exchange rate (average)
Current period	0.9986	0.9986	1.0926
Prior period	1.1153	1.0673	1.1322
Decreased revenue	(67)	(39)	(87)
Decreased expense	45	27	57
Decreased provision for credit losses	7	4	9
Decreased income taxes	6	3	5

Decreased net income before hedging gains	(9)	(5)	(16)
Hedging gains	13	13	21
Income taxes thereon	(4)	(4)	(7)

Increased (decreased) net income	–	4	(2)

Net Income
Q4 2007 vs Q4 2006
Reported net income of $452 million for the fourth quarter of 2007 decreased $244 million from a year ago. Earnings per share were $0.87, compared with $1.35. Results included after tax losses of $275 million in respect of charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and a restructuring charge. Excluding these significant items, net income was $727 million, an increase of $54 million from a year ago after adjusting for a reduction in the general allowance in the prior year.
     P&C Canada net income increased $12 million. There was good volume growth in a number of product areas. Revenues were affected by lower net interest margin, while expenses increased. Results in P&C Canada also included $6 million of net income arising from three items: a $107 million ($83 million after tax) gain on sale of MasterCard International Inc. shares and a $43 million recovery of prior years income taxes; less a $185 million ($120 million after tax) adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program.
     P&C U.S. net income increased US$11 million or 51% due to the First National Bank & Trust acquisition, reduced acquisition integration costs and effective cost control. Results in the quarter were encouraging, reflecting stability in net interest margin. Excluding acquisition integration costs, net income improved for the fourth successive quarter, with a cash productivity of less than 70% in the fourth quarter, on that basis. The benefits of volume growth were largely offset by lower net interest margin.
     Private Client Group net income increased $23 million or 27%. Broad-based revenue growth was only partially offset by higher revenue-based costs and costs of investing to drive future revenue growth.
     BMO Capital Markets net income fell by $140 million. BMO Capital Markets results were affected by a $318 million ($211 million after tax) charge for certain trading activities and valuation adjustments related to deterioration in capital markets and a $24 million ($16 million after tax) loss in our commodities business. The losses are discussed in more detail on page 4 in the Economic Outlook and Market Environment section. Excluding these significant items, there was favourable performance in a number of areas including lending, foreign exchange trading and commission revenues.
     Corporate Services net income declined $147 million. Results in Corporate Services include a $24 million ($15 million after tax) net restructuring charge, and a $50 million ($33 million after tax) increase in the general allowance for credit losses. Results in the fourth quarter of 2006 included a $35 million ($23 million after tax) reduction in the general allowance for credit losses and tax benefits from the resolution of tax matters and a large number of small initiatives. Results in the current quarter also included $18 million of prior years’ income tax recoveries.
     The $24 million net restructuring charge comprises a $40 million charge and a recovery of $16 million in respect of the $135 million restructuring charge recorded in the first quarter. Costs of achieving the planned reductions in non-customer-facing positions were lower than anticipated mostly due to higher redeployment of staff.

10 • BMO Financial Group Fourth Quarter Report 2007

Q4 2007 vs Q3 2007
Reported net income decreased $208 million or 32% from the third quarter, due largely to the deterioration in capital markets. Results in our underlying businesses were generally weaker than in the third quarter, reflecting deteriorating capital markets conditions and the softer banking environment. Net interest margins were lowered in P&C Canada by rising funding costs for variable rate loans, where there is limited opportunity to pass on the higher costs to customers. Weak capital market conditions affected activities in BMO Capital Markets although there were higher investment securities gains in the group. Private Client Group results were essentially flat relative to the third quarter because of lower commission revenue.
Fiscal 2007 vs Fiscal 2006
In fiscal 2007, net income totalled $2,131 million, a decrease of $532 million from $2,663 million a year ago. Full year results were affected by $787 million of after-tax losses in respect of the charges related to deterioration in capital markets, losses in our commodities business, an increase in the general allowance and restructuring charges. Excluding these significant items, net income was $2,918 million, an increase of $278 million or 10.5%, after adjusting for the reduction in the general allowance in the prior year.
     Our commodities business incurred $853 million of losses ($440 million net of income taxes after also adjusting $120 million for reduced performance-based compensation). We recorded a $318 million ($211 million after tax) charge in the fourth quarter related to deterioration in capital market, $50 million ($33 million after tax) in the fourth quarter for an increase in the general allowance and also recorded $159 million ($103 million after-tax) in restructuring charges. In 2006, we recorded a $35 million ($23 million after tax) reduction in the general allowance.
     P&C Canada achieved strong improvement, earning record net income with solid volume growth in a number of product areas, while net interest margin was unchanged as better volumes in more profitable products were offset by increased funding costs. Private Client Group net income also increased strongly as it too earned record net income. All its lines of business contributed higher revenues, with particularly strong contributions from full-service investing and mutual funds. P&C U.S. net income improved slightly on a U.S. dollar basis with results improving each quarter excluding acquisition integration costs. There was good volume growth and active management of expenses. Revenue was affected by reduced net interest margin. BMO Capital Markets was down sharply because of the commodities losses and the charges in the fourth quarter related to deterioration in the capital markets environment. Excluding those significant items, results were up strongly. A number of its businesses performed extremely well with strong growth in mergers and acquisitions fees, equity underwriting, commissions and other businesses. Corporate Services net income was down significantly due to higher provisions for credit losses, restructuring charges, reduced securitization revenues and lower income tax benefits. Higher provisions for credit losses were in part due to an increase in the general allowance in 2007 compared with a reduction in 2006.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis. Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

Net Interest Margin (teb) *

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(In basis points)	Q4-2007	vs. Q4-2006	vs. Q3-2007	Fiscal-2007	vs. Fiscal-2006

P&C Canada	260	(6)	(13)	266	–
P&C U.S.	334	(23)	(3)	337	(30)

Personal and Commercial Client Group	271	(9)	(12)	277	(5)
Private Client Group	912	(68)	(45)	966	(33)
BMO Capital Markets	52	(5)	(9)	60	(2)
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

BMO Financial Group	153	(30)	(15)	165	(21)

Total Canadian Retail**	296	(5)	(12)	302	1

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins.
**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm- not meaningful
Net Interest Income
Q4 2007 vs Q4 2006
Net interest income decreased $8 million or 0.7% from a year ago to $1,240 million. There was strong growth in BMO Capital Markets with reduced income in Corporate Services, related to lower interest refunds on tax recoveries and lower securitization revenues. Average earning assets increased $51 billion or 19% to $322 billion, primarily due to growth in lower-spread trading products assets and corporate loans in BMO Capital Markets as its average earning assets increased $46 billion. P&C Canada average earning assets increased $5 billion due to loan growth across all products except mortgages, which declined as expected.

     BMO’s overall net interest margin on average earning assets for the fourth quarter of 2007 was 1.53%, or 30 basis points lower than in the fourth quarter of the prior year. The two main drivers of the change in total bank margin are the individual group margins and
BMO Financial Group Fourth Quarter Report 2007 • 11

the changes in the magnitude of each operating group’s assets. The year-over-year decrease of 30 basis points was mainly due to growth in lower-spread assets in BMO Capital Markets. Both P&C U.S. and Private Client Group had significant margin declines but they are relatively smaller groups and their effect on the total bank margin change was minimal.
     P&C Canada net interest margin declined due to increased funding costs and competitive pressures on personal and commercial loans, partially offset by increased mortgage spreads and positive mix as deposit growth improved. Net interest margin in P&C U.S. has been affected by the continued shifting of customers’ preferences from higher-spread to lower-spread loan and deposit products and by competitive pressures. BMO Capital Markets net interest margin declined due to growth in low-spread assets including increased levels of high quality, highly liquid assets.
Q4 2007 vs Q3 2007
Relative to the third quarter, net interest income decreased $61 million or 4.8%, due to lower net interest margin. Average earning assets increased $14 billion primarily due to growth in fixed income assets in BMO Capital Markets. The addition of high quality and highly liquid assets was in response to the difficult capital markets environment. The net interest margin decreased by 15 basis points. Lower net interest margin in P&C Canada was primarily attributable to increased funding costs, with limited opportunity to pass on cost increases on variable rate loans as well as lower mortgage refinancing fees and competitive pressures in personal and commercial loans. The reduction in BMO Capital Markets net interest margin was due to lower spreads on corporate loans and the corporate portfolio, and growth in lower-spread fixed income assets.
Fiscal 2007 vs Fiscal 2006
Net interest income increased $152 million or 3.1%, driven by volume growth in the operating groups partly offset by lower earnings in Corporate Services. Corporate Services net interest income declined as a result of lower credit card earnings from the card loans securitization in the fourth quarter of 2006 and lower interest earned on tax refunds and reserves.
     Average earning assets increased $43 billion or 16%, rising $38 billion in BMO Capital Markets and $5 billion in P&C Canada. In P&C Canada there was strong asset growth in all business lines except mortgages. There were increases in trading assets and corporate loans in BMO Capital Markets.
     BMO’s overall net interest margin fell 21 basis points to 1.65%. The overall decline was mainly due to the mix impact of growth in BMO Capital Markets and reduced earnings in Corporate Services. Net interest margin was stable in P&C Canada as improved mortgage spreads were offset by increased funding costs. Net interest margin was lower in P&C U.S., which has been affected by the continued shifting of customers’ preferences from higher-spread to lower-spread loan and deposit products and by competitive pressures. Net interest margin also decreased in Private Client Group, primarily due to lower loan spread.
Non-Interest Revenue
Non-interest revenue decreased $242 million from a year ago to $1,004 million. In the quarter, we recorded $318 million of charges related to the deterioration in the capital markets environment, of which $310 million was recorded in non-interest revenue. This was comprised of a $295 million reduction in non-interest trading revenues and a $15 million reduction in investment securities gains. Trading non-interest revenue decreased $255 million from a year ago. Card services fees decreased $210 million due to the $185 million adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program and the $1.5 billion cards securitization in the fourth quarter of 2007. Investment securities gains increased $102 million due to the $107 million gain on sale of MasterCard shares. There were also increases in securities commissions, lending fees, mutual fund fees and foreign exchange revenues.
     Relative to the third quarter, non-interest revenue decreased $304 million. Trading revenues decreased $205 million and card services fees were $184 million lower, reflecting the factors discussed previously. Commodities losses recorded in non-interest revenue were $22 million, significantly better than the $147 million of losses in the third quarter. Securities commissions, mergers and acquisitions fees and equity underwriting fees were also appreciably lower. Investment securities gains increased $142 million, reflecting the gain on sale of MasterCard shares and the realization of a merchant banking investment. Foreign exchange revenues increased amid heightened volatility in currency markets.
     Year to date, non-interest revenue decreased $735 million or 14%. The $853 million of commodities losses was comprised of $841 million charged to trading non-interest revenue and $12 million charged to trading net interest income. Trading revenues included in non-interest revenue decreased $1,205 million, largely due to the $841 million of commodities losses and the $295 million of charges in the fourth quarter. Card services fees fell $289 million due to the adjustment to increase the liability for future customer redemptions in our credit card loyalty rewards program and a credit card loan securitization in the fourth quarter of 2006, resulting in card fee revenue being subsequently recognized as securitization revenue. The remaining components of non-interest revenue increased $759 million. There were significant increases in securitization revenue, mutual fund fees, lending fees and securities commissions as well as equity underwriting and mergers and acquisitions fees, which were at particularly robust levels. Insurance revenues also increased.
Non-Interest Expense
Non-interest expense increased $42 million or 2.6% from a year ago to $1,655 million. The increase was due to the $24 million net restructuring charge and increases in professional fees, computer costs and promotion, partially offset by reduced performance-based costs. There was an increase in front-line sales and service staff in P&C Canada and Private Client Group but increased salary and benefits costs in those groups were offset by lower costs in Corporate Services. BMO’s productivity ratio was 73.7% in the quarter, compared with 64.6% a year ago and 63.6% in the third quarter. The cash productivity ratio was 73.3%, compared with 64.2% a year ago. The ratios were affected by the write-downs and adjustments in the quarter.
     The net restructuring charge relates to a new expense of $40 million while adding back into earnings $16 million from the original first quarter $135 million restructuring charge, mostly due to higher than anticipated staff redeployment within the organization.
     Relative to the third quarter, non-interest expense decreased $4 million or 0.3%. There was a $98 million reduction in performance-based compensation, in keeping with weaker results. This was

12 • BMO Financial Group Second Quarter Report 2007

largely offset by the net restructuring charge and increases in professional fees, computer costs and business promotion.
     In fiscal 2007, non-interest expense increased $248 million or 3.9%. The increase was largely attributable to the $159 million of restructuring charges and increased salary costs in respect of added front-line sales and service staff in P&C Canada and Private Client Group as well as increased staffing costs in our other businesses. There were significant increases in computer costs and depreciation as well as business promotion and communications.
     Performance-based compensation was down, as a significant reduction in BMO Capital Markets was only partially offset by higher revenue-based costs in Private Client Group. BMO’s productivity ratio was 69.3% for the year, compared with 62.8% a year ago.
     Excluding significant items, the cash productivity ratio was 62.7% in the current quarter, compared with 59.7% in the third quarter and 64.2% a year ago. On a similarly-adjusted basis, the cash productivity ratio was 60.9% for the year and 62.4% in the comparable period of 2006.
Risk Management
Credit conditions have deteriorated somewhat from the highly favourable conditions of 2006. The provision for credit losses totalled $151 million in the fourth quarter of 2007, comprised of $101 million of specific provisions and a $50 million increase in the general allowance for credit losses. The provision for credit losses totalled $16 million in the fourth quarter of 2006, comprised of $51 million of specific provisions net of a $35 million reduction in the general allowance. Specific provisions totalled $91 million in the third quarter of 2007 and there was no change in the general allowance that quarter.
     In fiscal 2007, the provision for credit losses totalled $353 million, comprised of $303 million of specific provisions and a $50 million increase in the general allowance. In fiscal 2006, the provision for credit losses totalled $176 million, comprised of $211 million of specific provisions net of a $35 million reduction in the general allowance.
     Specific provisions in the fourth quarter were at their highest level in some time, representing an annualized 19 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements. However, almost half of the provision related to a single credit that was designated as impaired in the quarter, most of which has been written off. In fiscal 2007, specific provisions represented 15 basis points of average net loans and acceptances, up from 11 basis points in the prior year, and continue to be appreciably lower than the 23 basis point average of the past five fiscal years. The components of the specific provision are outlined in the Provisions for Credit Losses table.
     The increase in the general allowance in the quarter was attributable to portfolio growth and risk migration. Last year’s $35 million reduction in the general allowance was primarily attributable to a $1.5 billion credit card receivables securitization. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets and remains adequate.
     New impaired loan formations totalled $238 million in the quarter, up $152 million from a year ago and $132 million from the third quarter. Formations are in line with expectations at this stage of the economic cycle. Gross impaired loans and acceptances were up from a year ago and the third quarter. Factors contributing to the changes are outlined in the accompanying table.
     BMO has no material exposure to U.S. subprime mortgages and we are comfortable with the level of our exposure. Please see the preceding Economic Outlook & Market Environment section.
     BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 69 to 72 of the 2006 Annual Report. Trading and Underwriting Market Value Exposure and Earnings Volatility exposure has decreased year-over -year, mainly due to reduced exposure in the commodity portfolios coupled with reduced interest rate exposure in the mark-to-market and accrual accounted, money market portfolios. During the second and third quarters, we changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio and implemented new risk limits and reduced previously existing limits for the portfolio. Otherwise, there have been no significant changes to our market risk management practices during the quarter, or since last year.
     There have been no significant changes to levels of structural market risk and liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite recent market developments. There was no significant change in our structural market risk management practices during the quarter, or since last year.
     Specific provisions in fiscal 2007, at $303 million, were slightly above our estimate of $300 million at the end of the second quarter, but below our 2007 target of $400 million that was established at the beginning of the year. We expect the credit environment to be somewhat weaker in fiscal 2008, given current concerns in capital markets, high energy prices, more sluggish economic growth and the impact of the high Canadian dollar on exporters. Overall for fiscal 2008, we expect new specific provisions to be higher and reversals and recoveries to be lower than in fiscal 2007. We anticipate specific provisions in fiscal 2008 to be $475 million or less, up from $303 million in 2007 and the fiscal 2007 target of $400 million or less established at the beginning of the year.
     This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Fourth Quarter Report 2007 • 13

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q4-2007	Q3-2007	Q4-2006	Fiscal-2007	Fiscal-2006

New specific provisions	152	129	96	460	410
Reversals of previously established allowances	(27)	(14)	(21)	(66)	(87)
Recoveries of loans previously written-off	(24)	(24)	(24)	(91)	(112)

Specific provision for credit losses	101	91	51	303	211
Increase in (reduction in) the general allowance	50	–	(35)	50	(35)

Provision for credit losses	151	91	16	353	176

Specific PCL as a % of average net loans and acceptances (annualized)	0.19%	0.18%	0.11%	0.15%	0.11%
PCL as a % of average net loans and acceptances (annualized)	0.29%	0.18%	0.03%	0.17%	0.09%
Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	618	688	663	666	804
Additions to impaired loans & acceptances	238	106	86	588	420
Reductions in impaired loans & acceptances (1)	(19)	(60)	3	(143)	(220)
Write-offs	(117)	(116)	(86)	(391)	(338)

GIL, End of Period	720	618	666	720	666

GIL as a % of gross loans & acceptances	0.36%	0.30%	0.35%	0.36%	0.35%
GIL as a % of equity and allowances for credit losses	4.07%	3.49%	3.81%	4.07%	3.81%

(1)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q4-07 $73MM; Q3-07 $76MM; Q4-06 $69MM; Fiscal-2007 $216MM; and Fiscal-2006 $267MM).
Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)	Market value exposure (MVE)			12-month earnings volatility

	Oct. 31 2007	Jul. 31 2007	Oct. 31 2006	Oct. 31 2007	Jul. 31 2007	Oct. 31 2006

Trading and Underwriting	(18.2)	(22.5)	(23.4)	(12.6)	(17.1)	(17.5)
Structural	(249.9)	(258.6)	(267.0)	(24.2)	(28.7)	(24.1)

BMO Financial Group	(268.1)	(281.1)	(290.4)	(36.8)	(45.8)	(41.6)

*	Measured at a 99% confidence interval. Losses are in brackets.
Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended October 31, 2007				As at July 31, 2007	As at October 31, 2006
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(2.7)	(4.7)	(6.2)	(2.7)	(3.3)	(8.4)
Equity Risk	(9.5)	(11.2)	(15.9)	(6.9)	(12.6)	(9.8)
Foreign exchange Risk	(0.9)	(0.7)	(2.0)	(0.3)	(1.0)	(3.3)
Interest rate Risk (Mark-to-Market)	(4.7)	(5.2)	(10.2)	(3.7)	(3.9)	(7.1)
Correlation	3.8	5.2	9.3	2.8	4.3	10.4

Comprehensive Risk	(14.0)	(16.6)	(20.1)	(13.1)	(16.5)	(18.2)
Interest rate Risk (accrual)	(9.1)	(10.4)	(11.9)	(8.8)	(9.2)	(12.0)
Issuer Risk	(4.9)	(5.9)	(8.4)	(4.2)	(8.9)	(5.8)

Total MVE	(28.0)	(32.9)	(36.3)	(28.0)	(34.6)	(36.0)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

				Earnings sensitivity over the next
(After-tax Canadian equivalent)	Economic value sensitivity			12 months

	Oct. 31 2007	Jul. 31 2007	Oct. 31 2006	Oct. 31 2007	Jul. 31 2007	Oct. 31 2006

100 basis point increase	(241.1)	(252.8)	(237.4)	6.6	12.3	10.9
100 basis point decrease	180.1	197.5	181.6	(15.4)	(26.7)	(10.5)

200 basis point increase	(516.6)	(535.0)	(508.0)	0.4	7.9	12.1
200 basis point decrease	318.6	333.7	318.3	(17.0)	(52.3)	(4.1)

*	Losses are in brackets and benefits are presented as positive numbers
14 • BMO Financial Group Fourth Quarter Report 2007

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
     The provision for income taxes declined $183 million from the fourth quarter a year ago and $214 million from the third quarter, to a recovery of $33 million. The effective tax rate for the quarter was a recovery rate of 7.4%, compared with an income tax rate of 17.4% in the fourth quarter a year ago and 21.0% in the third quarter. The effective rate for the year to date was 14.3%, compared with 23.6% a year ago. The decreases in the quarterly and year-to-date tax rates were largely attributable to favourable resolution of income tax audits resulting in the recovery of prior period income taxes and a relatively higher proportion of income from lower-tax-rate jurisdictions. We expect a current sustainable tax rate of 21% to 24% in fiscal 2008 on a non-teb basis. In fiscal 2008, management expects to continue to assess the performance of the operating groups on a teb basis and report accordingly; for BMO’s consolidated results, we expect to assess performance on a non-teb basis.
     BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $397 million for the quarter and $575 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.
Capital Management
BMO’s Tier 1 Capital Ratio was 9.51%, up from 9.29% at the end of the third quarter but down from 10.22% at the end of 2006. The ratio remains strong and is well above our minimum target of 8.0%.
     BMO’s Total Capital Ratio was 11.74%, up from 11.18% at the end of the third quarter but marginally down from 11.76% at the end of 2006.
     The quarter-over-quarter increase in the Tier 1 Capital Ratio was primarily attributable to growth in Tier 1 capital and lower risk-weighted assets. Tier 1 capital increased due to the $250 million issuance of Class B Preferred Shares, Series 14 and the reclassification of preferred shares of a subsidiary from Tier 2 to innovative Tier 1 capital as approved by OSFI, partially offset by foreign exchange adjustments due to the strengthening of the Canadian dollar. Risk-weighted assets were lower primarily due to lower mortgage risk-weighted assets in P&C Canada as a result of the execution of initiatives to manage regulatory capital requirements on a cost-effective basis and lower P&C U.S. risk-weighted assets due to the stronger Canadian dollar.
     The quarter-over-quarter increase in the Total Capital Ratio was primarily the result of lower risk-weighted assets and growth in total capital. Total capital grew as a result of the Series 14 preferred share issuance, and the issuance of $800 million of BMO Trust Subordinated Notes — Series A by BMO Subordinated Notes Trust, a non-consolidated closed-end trust wholly owned by BMO, partially offset by foreign exchange adjustments.
     The decrease in the Tier 1 Capital Ratio relative to the end of 2006 was largely attributable to risk-weighted asset growth, partially offset by growth in Tier 1 capital. The Total Capital Ratio was relatively unchanged, as growth in risk-weighted assets was largely offset by growth in Total capital.
     During the quarter, we repurchased 1,406,300 Bank of Montreal common shares under our common share repurchase program at an average cost of $64.83 per share, for a total cost of $91 million. There have been 8,087,400 common shares repurchased under the normal-course issuer bid that expired on September 5, 2007 and pursuant to which BMO was permitted to repurchase for cancellation up to 15 million common shares, representing approximately 3% of BMO’s public float. On August 31, 2007, we announced that the Toronto Stock Exchange had accepted BMO’s notice of intention to make a new normal course issuer bid under which we may purchase up to 25 million common shares, being approximately 5% of the public float, between September 6, 2007 and September 5, 2008. We increased the program from a maximum 15 million to 25 million shares to provide greater flexibility in the management of BMO’s capital levels.
     On November 27, 2007, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from the fourth quarter’s dividend.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares in the 2006 calendar year, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.

BMO Financial Group Fourth Quarter Report 2007 • 15

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q4-2007

	Q4-2007					FISCAL-2007
				Corporate					Corporate
				including					including
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	T&O	Total BMO	P&C	PCG	BMO CM	T&O	Total BMO

Net interest income (teb)	942	155	233	(90)	1,240	3,795	613	974	(359)	5,023
Non-interest revenue	390	355	188	71	1,004	1,856	1,441	995	214	4,506

Total revenue (teb)	1,332	510	421	(19)	2,244	5,651	2,054	1,969	(145)	9,529
Provision for (recovery of) credit losses	89	1	19	42	151	358	3	77	(85)	353
Non-interest expense	857	352	397	25	1,631	3,366	1,427	1,565	84	6,442
Restructuring charge	–	–	–	24	24	–	–	–	159	159

Total non-interest expense	857	352	397	49	1,655	3,366	1,427	1,565	243	6,601
Income before income taxes and non- controlling interest in subsidiaries	386	157	5	(110)	438	1,927	624	327	(303)	2,575
Income taxes (teb)	70	50	(43)	(110)	(33)	563	216	(98)	(312)	369
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	75	75

Net income Q4-2007	316	107	48	(19)	452	1,364	408	425	(66)	2,131

Net income Q3-2007	376	105	196	(17)	660

Net income Q4-2006	296	84	188	128	696	1,257	355	860	191	2,663

Other statistics

Net economic profit	133	75	(96)	(41)	71	672	286	(133)	(222)	603
Return on equity	17.8%	35.8%	3.0%	nm	12.2%	20.5%	35.1%	7.8%	nm	14.4%
Cash return on equity	18.3%	36.1%	3.0%	nm	12.5%	21.0%	35.4%	7.8%	nm	14.7%
Productivity ratio (teb)	64.3%	68.9%	94.3%	nm	73.7%	59.6%	69.4%	79.4%	nm	69.3%
Cash productivity ratio (teb)	63.7%	68.6%	94.3%	nm	73.3%	58.9%	69.2%	79.4%	nm	68.8%
Net interest margin on earning assets (teb)	2.71%	9.12%	0.52%	nm	1.53%	2.77%	9.66%	0.60%	nm	1.65%
Average common equity	6,775	1,162	5,074	nm	14,273	6,461	1,146	4,972	nm	14,506
Average earning assets ($ billions)	137.8	6.8	178.1	(1)	321.7	136.8	6.4	162.3	(1)	304.5
Full-time equivalent staff	20,294	4,362	2,365	8,806	35,827

nm – not meaningful

The following sections review the financial results of our operating segments and operating groups for the fourth quarter of 2007.
     Periodically, certain business lines and units within the business lines are transferred between operating groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 14 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

16 • BMO Financial Group Fourth Quarter Report 2007

Personal and Commercial Banking

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs.Fiscal-2006

Net interest income (teb)	942	3	–	(39)	(4%)	3,795	114	3%
Non-interest revenue	390	(54)	(12%)	(109)	(22%)	1,856	51	3%

Total revenue (teb)	1,332	(51)	(4%)	(148)	(10%)	5,651	165	3%
Provision for credit losses	89	3	4%	(1)	–	358	14	4%
Non-interest expense	857	4	1%	10	1%	3,366	88	3%

Income before income taxes and non-controlling interest in subsidiaries	386	(58)	(13%)	(157)	(29%)	1,927	63	3%
Income taxes (teb)	70	(78)	(53%)	(97)	(58%)	563	(44)	(7%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	316	20	7%	(60)	(16%)	1,364	107	9%

Amortization of intangible assets (after tax)	7	(1)	–	(2)	(9%)	33	1	7%

Cash net income	323	19	7%	(62)	(16%)	1,397	108	8%

Return on equity	17.8%		(1.4%)		(4.3%)	20.5%		–
Cash return on equity	18.3%		(1.4%)		(4.3%)	21.0%		–
Productivity ratio (teb)	64.3%		2.6%		7.1%	59.6%		(0.2%)
Cash productivity ratio (teb)	63.7%		2.7%		7.1%	58.9%		(0.2%)
Net interest margin on earning assets (teb)	2.71%		(0.09%)		(0.12%)	2.77%		(0.05)
Average earning assets	137,765	4,946	4%	180	–	136,805	6,229	5%

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs. Fiscal-2006

Net interest income (teb)	770	15	2%	(30)	(4%)	3,065	124	4%
Non-interest revenue	344	(59)	(15%)	(110)	(24%)	1,678	39	2%

Total revenue (teb)	1,114	(44)	(4%)	(140)	(11%)	4,743	163	4%
Provision for credit losses	81	2	3%	–	–	323	9	3%
Non-interest expense	696	21	3%	26	4%	2,670	73	3%

Income before income taxes and non-controlling interest in subsidiaries	337	(67)	(17%)	(166)	(33%)	1,750	81	5%
Income taxes (teb)	53	(79)	(60%)	(100)	(65%)	500	(27)	(5%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	284	12	4%	(66)	(19%)	1,250	108	9%

Amortization of intangible assets (after tax)	2	(1)	(8%)	1	–	8	–	–

Cash net income	286	11	4%	(65)	(19%)	1,258	108	9%

Personal, Insurance & Other revenue	597	–	–	(42)	(7%)	2,463	93	4%
Commercial revenue	336	15	5%	(12)	(3%)	1,352	78	6%
Cards revenue	181	(59)	(25%)	(86)	(32%)	928	(8)	(1%)
Productivity ratio (teb)	62.5%		4.2%		9.0%	56.3%		(0.4%)
Cash productivity ratio (teb)	62.3%		4.2%		9.0%	56.1%		(0.5%)
Net interest margin on earning assets (teb)	2.60%		(0.06%)		(0.13%)	2.66%		–
Average earning assets	117,325	4,915	4%	1,315	1%	115,147	4,714	4%

BMO Financial Group Fourth Quarter Report 2007 • 17

Q4 2007 vs Q4 2006
Net income increased $12 million or 4.2% to $284 million. Results included a $6 million increase to net income arising from three items: a $107 million ($83 million after tax) gain on sale of MasterCard International Inc. shares as we chose to realize on the value inherent in our investment, and a $43 million recovery of prior years income taxes; less a $185 million ($120 million after tax) adjustment to increase the liability for future customer redemptions related to our credit card loyalty rewards program. In order to minimize future volatility in earnings, we are exploring options to transfer the liability and change the cost structure going forward to eliminate our exposure to changing redemption patterns. We expect no significant change in run-rate costs as a result of the charge or change in cost structure.
     Revenue fell $44 million or 3.8%. The MasterCard gain and the adjustment to the loyalty rewards program liability lowered revenue by $78 million or 6.7%.
     In our personal banking business, revenue growth was flat as volume growth in personal loans and branch-originated mortgages, increased securitization revenue and growth in sales of term investments and mutual funds were offset by increased cost of funds and competitive pressures on our premium savings accounts. Personal loans increased 14.5% and we increased market share 70 basis points from a year ago to 11.10%. Due to our decision to focus on relationship-based branch-originated mortgages over our third-party mortgage portfolio and broker balances, which are declining, mortgage market share declined 136 basis points from a year ago to 12.17%. We anticipate market share stabilizing and growing over time as we increase the size of our specialized sales force. Personal deposits remained basically flat, resulting in a 66 basis point loss of market share from the prior year to 11.52%. We are targeting growth in personal deposits through simplified products, streamlined account opening and an improved customer experience. Our AIR MILES debit card initiative is proving popular with new and existing customers as the number of personal deposit customers has significantly increased in the fourth quarter.
     In our commercial banking segment, revenues increased $15 million or 4.5% as there was growth in both commercial loans and deposits, partially offset by increased cost of funds and competitive pressures. Commercial loans grew 11.0% from a year ago. BMO ranks second in Canadian business banking lending market share and we increased our market share by 63 basis points from a year ago to 19.17%. Our objective is to be the market leader. In the $1 to $5 million loan segment, there was loan growth of 8.1% while market share increased 81 basis points.
     Cards and payment service revenues declined $59 million, but increased by $19 million or 8.0% excluding the MasterCard share gain and loyalty reward program liability adjustment, due to volume growth.
     Net interest margin was 6 basis points lower. In the current quarter, margins were affected by an increased cost of funds and by competitive pressures. Margins were also affected by competitive pressures on personal and commercial loans, partially offset by improved mortgage spreads, as we exit from third-party and broker products, and positive mix as deposit growth improved.
     Non-interest expense was up $21 million or 3.2% due to higher employee-related costs primarily related to the expansion of the front-line sales and service staff, higher promotional costs including the AIR MILES debit card initiative, and bcpbank Canada costs, partially offset by lower allocated costs related to P&C Canada’s share of capital tax and efficiency improvements. The cash productivity ratio deteriorated 424 basis points to 62.3%. The adjustment to the loyalty rewards program liability net of the MasterCard gain negatively affected cash productivity by 408 basis points.
     Average loans and acceptances, including securitized loans, increased $6.8 billion or 5.7% from a year ago, while personal and commercial deposits increased $2.8 billion or 6.2%.
Q4 2007 vs Q3 2007
Net income decreased $66 million or 19%.
     Revenue decreased $140 million or 11%. The MasterCard share gain and the adjustment to the loyalty rewards program liability lowered revenue by $78 million or 6.2% with revenue also impacted by lower net interest margin and lower securitization revenue. Net interest margin fell by 13 basis points to 2.60%, five basis points of which was attributable to increased funding costs, with limited opportunity to pass on cost increases on variable rate loans. Lower mortgage refinancing fees and competitive pressures on our personal and commercial loans also contributed to the decline.
     Non-interest expense increased $26 million or 3.8%, primarily due to higher promotional costs including the AIR MILES debit card initiative and higher employee-related costs as the front-line workforce expanded.
     Average loans and acceptances, including securitized loans, increased $2.1 billion or 1.7% from the third quarter, while personal and commercial deposits increased $0.3 billion or 0.6%.
     Personal loan market share increased 32 basis points from the third quarter, while mortgage market share declined 52 basis points. Personal deposits market share decreased by 21 basis points. Business banking loan market share decreased by 3 basis points, while in the $1 to $5 million loan segment there was a market share decline of 10 basis points.
Fiscal 2007 vs Fiscal 2006
Net income increased $108 million or 9.4% to a record $1,250 million. We achieved volume growth and increased market share in our priority markets such as personal loans and credit cards as well as commercial loans and deposits. There is good momentum and we will continue to invest in future growth.
     Results in 2007 and 2006 included notable items that increased earnings in both years by comparable amounts. Results in 2007 were increased $52 million by: the $6 million impact of the three items noted in the fourth quarter, a $14 million recovery of prior years’ income taxes in the third quarter, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) investment security gain in the second quarter. Results in 2006 were increased $51 million by a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes.
     Revenue rose $163 million or 3.6%. The notable items above reduced revenue growth by $76 million or 1.7%. There was volume-based growth in personal and commercial loans, commercial deposits and cards. There were also higher revenues from securitization, as well as increased sales of term investment products and mutual funds. Net interest margin was unchanged at 2.66%, as improved mortgage spreads were offset by increased funding costs.
     Non-interest expense increased $73 million or 2.8% due to higher employee-related expense as the front-line sales and service staff

18 • BMO Financial Group Fourth Quarter Report 2007

expand, bcpbank Canada costs and higher promotional costs including the AIR MILES debit card initiative. These cost increases were partially offset by lower allocated costs related to a share of capital taxes and efficiency improvements. The cash productivity ratio improved 41 basis points to 56.1%, but would have improved by 132 basis points excluding the notable items. This follows a 65 basis point improvement in 2006, as revenue growth outpaced expense growth in both periods.

Personal and Commercial Banking U.S. (P&C U.S.)

	Increase/(Decrease)			Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007		vs. Q4-2006		vs. Q3-2007	Fiscal-2007	vs. Fiscal-2006

Net interest income (teb)	172	(12)	(6%)	(9)	(5%)	730	(10)	(1%)
Non-interest revenue	46	5	12%	1	3%	178	12	7%

Total revenue (teb)	218	(7)	(3%)	(8)	(3%)	908	2	–
Provision for credit losses	8	1	14%	(1)	(4%)	35	5	18%
Non-interest expense	161	(17)	(10%)	(16)	(9%)	696	15	2%

Income before income taxes and non-controlling interest in subsidiaries	49	9	24%	9	21%	177	(18)	(9%)
Income taxes (teb)	17	1	7%	3	20%	63	(17)	(21%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	32	8	35%	6	22%	114	(1)	(1%)

Amortization of intangible assets (after tax)	5	–	–	(3)	(38%)	25	1	4%

Cash net income	37	8	30%	3	9%	139	–	–

Productivity ratio (teb)	73.8%		(5.4%)		(4.5%)	76.7%		1.4%
Cash productivity ratio (teb)	70.4. %		(5.6%)		(4.4%)	73.2%		1.2%
Net interest margin on earning assets (teb)	3.34%		(0.23%)		(0.03%)	3.37%		(0.30%)
Average earning assets	20,440	31	–	(1,135)	(5%)	21,658	1,515	8%

U.S. Select Financial Data (US$ in millions)

Net interest income (teb)	173	9	5%	4	2%	669	16	2%
Non-interest revenue	47	11	26%	5	11%	164	18	12%

Total revenue (teb)	220	20	9%	9	3%	833	34	4%
Non-interest expense	161	1	1%	(4)	(3%)	637	35	6%
Net Income	32	11	51%	8	31%	105	3	3%
Average assets	22,194	2,360	12%	218	1%	21,524	2,183	11%

Q4 2007 vs Q4 2006
Net income increased $8 million or 35% from a year ago. On a U.S. dollar basis, net income was US$32 million, up US$11 million or 51%. Excluding acquisition integration costs, net income was US$33 million. On this basis, net income increased for the fourth consecutive quarter, growing US$9 million or 38% from US$24 million in the fourth quarter of 2006.
     Revenue fell $7 million or 2.9%. On a U.S. dollar basis, revenue increased US$20 million or 8.5%. The acquisition of First National Bank & Trust (FNBT) added US$13 million to revenues. The benefits of improved loan and deposit growth were partially offset by the effects of the continued customer shift to higher cost deposits and competitive pressures on commercial loan pricing. The impact of a 23 basis point reduction in net interest margin largely offset the effects of 11% growth in loans (8.2% excluding FNBT) and 9.3% growth in deposits (3.5% excluding FNBT).
     Non-interest expense decreased $17 million or 9.5%, but increased US$1 million, or 1.1% on a U.S. dollar basis. Excluding FNBT operating costs of US$9 million and integration costs, expense decreased US$5 million or 3% and reflects active and disciplined core expense management. Our cash productivity ratio improved 560 basis points to 70.4%. Excluding the impact of integration costs in the current period, the cash productivity ratio was 69.7% and reflects management’s continued focus on controlling expense growth through reducing personnel costs, slowing branch expansion and other initiatives.
Q4 2007 vs Q3 2007
Net income rose $6 million or 22%. On a U.S. dollar basis, excluding acquisition integration costs in both periods, net income increased $4 million or 15%.
     Revenue decreased $8 million or 3.4% from the third quarter, but increased $9 million or 3.3% on a U.S. dollar basis. The increase was due to volume growth and increased service charge fees. Net interest margin fell by 3 basis points but has been stable for most of 2007 after declining over much of fiscal 2006.
     Non-interest expense decreased $16 million or 9.0%. On a U.S. dollar basis, non-interest expense decreased US$4 million or 2.7%, primarily due to a $5 million reduction in acquisition-integration costs.
Fiscal 2007 vs Fiscal 2006
Net income decreased $1 million or 1.2%. On a U.S. dollar basis, net income improved $3 million or 3.0%. We have continued to achieve volume growth over the year and margins have stabilized over most of 2007. Management has focused on actively managing expenses in the difficult operating environment.
     Revenue rose $2 million or 0.3%. On a U.S. dollar basis, revenue increased $34 million or 4.1%. Acquisitions contributed US$39 million

BMO Financial Group Fourth Quarter Report 2007 • 19

to increased revenue. In the rest of our business, the effects of loan and deposit growth and higher service charge fees were more than offset by the impact of lower net interest margins. Excluding FNBT, loans grew US$1.7 billion or 10.3% and deposits grew US$0.7 billion or 4.4%. Net interest margin was down 30 basis points due to competitive pressures on pricing and the continued shift of customers’ preferences from higher-spread to lower-spread deposit products. The overall decline in net interest margin was mitigated by pricing actions in certain deposit categories. Net interest margin has been stable for most of 2007.
     Non-interest expense increased $15 million or 2.2%. On a U.S. dollar basis, expense increased US$35 million or 5.9%. Excluding acquisitions, which contributed US$28 million to our costs, expense growth was 2.3%. The remaining increase reflected operating costs of our new branch technology platform, increased costs associated with branches opened during fiscal 2006 and higher business volumes. These factors were partially offset by the impact of expense management initiatives. As a result of expense growth exceeding revenue growth, our cash productivity ratio deteriorated by 120 basis points to 73.2%. Excluding acquisition-integration costs, our cash productivity ratio was 71.6%.
     Our Retail Net Promoter Score, a measure of the strength of customer loyalty, was 41, up from 39 in 2006.

Private Client Group (PCG)

	Increase/(Decrease)			Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs. Fiscal-2006

Net interest income (teb)	155	10	7%	1	2%	613	44	8%
Non-interest revenue	355	35	11%	(11)	(3%)	1,441	117	9%

Total revenue (teb)	510	45	10%	(10)	(2%)	2,054	161	8%
Provision for credit losses	1	–	–	–	–	3	–	–
Non-interest expense	352	17	5%	(5)	(1%)	1,427	85	6%

Income before income taxes	157	28	22%	(5)	(2%)	624	76	14%
Income taxes (teb)	50	5	12%	(7)	(9%)	216	23	11%

Net income	107	23	27%	2	1%	408	53	15%

Amortization of intangible assets (after tax)	1	–	–	–	–	4	–	–

Cash net income	108	23	26%	2	1%	412	53	15%

Return on equity	35.8%		7.2%		0.1%	35.1%		4.6%
Cash return on equity	36.1%		7.1%		0.1%	35.4%		4.5%
Productivity ratio (teb)	68.9%		(3.1%)		0.2%	69.4%		(1.4%)
Cash productivity ratio (teb)	68.6%		(3.0%)		0.2%	69.2%		(1.3%)
Net interest margin on earning assets (teb)	9.12%		(0.68%)		(0.45%)	9.66%		(0.33%)
Average earning assets	6,770	875	15%	417	7%	6,352	649	11%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	62	4	6%	–	–	243	–	–
Non-interest expense	65	7	13%	6	12%	240	1	–
Net Income	(2)	(2)	(+100%)	(4)	(+100%)	2	(1)	(41%)
Cash net income	(2)	(2)	(+100%)	(5)	(+100%)	4	(1)	(27%)
Average assets	2,210	151	7%	107	5.1%	2,108	8	0.4%

Q4 2007 vs Q4 2006
Net income was $107 million, up $23 million or 27%, as our continued momentum contributed to outstanding results.
     Revenue increased $45 million or 9.7% and $53 million or 11% excluding the impact of the weaker U.S. dollar. Non-interest revenue increased 11%, primarily due to higher fee-based revenue in Full-Service Investing, higher mutual fund revenue and higher trust & investment revenue in North American Private Banking. Strong growth in transaction volumes in BMO InvestorLine also contributed to the growth. Net interest income increased 7.0% primarily due to higher deposit balances and spreads in the brokerage businesses.
     Non-interest expense increased $17 million or 5.0% and $24 million or 7.2% excluding the impact of the weaker U.S. dollar, primarily due to higher investment spending in our client-facing sales force and supporting technology and higher revenue-based costs. The cash productivity ratio improved 301 basis points over the prior year.
     The Group’s $275 billion of assets under management and administration and term deposits were affected by the weaker U.S. dollar and softer market conditions. Assets increased $19 billion or 6.9% year-over-year, excluding the impact of foreign exchange and the transfer of our U.S. Institutional Trust and Custody business to P&C U.S. in the third quarter of 2007.
Q4 2007 vs Q3 2007
Net income increased $2 million or 1.4%.
     Revenue decreased $10 million or 1.7% and $4 million or 0.8% excluding the impact of the weaker U.S. dollar. This decline was primarily due to lower commission revenue in Full-Service Investing, partially offset by higher mutual fund revenue.
     Non-interest expense decreased $5 million or 1.5% and $1 million or 0.2% excluding the impact of the weaker U.S. dollar. Revenue-based costs declined in line with lower revenue, and our businesses continued to invest for the future.

20 • BMO Financial Group Fourth Quarter Report 2007

     Results for the quarter benefited from a lower effective tax rate. The cash productivity ratio deteriorated 18 basis points over the prior quarter.
Fiscal 2007 vs Fiscal 2006
Net income was a record $408 million, up $53 million or 15 % from 2006. Private Client Group continues to innovate and invest in growing for the future.
     Revenue increased $161 million or 8.4% and $172 million or 9.1% excluding the impact of the weaker U.S. dollar, with all lines of business contributing to the growth. Non-interest revenue increased 8.8%, primarily driven by higher fee-based revenue in Full-Service Investing and in the mutual fund businesses, and higher trust & investment revenue in North American Private Banking.
Strong growth in assets and transaction volumes in BMO InvestorLine was offset by pricing changes resulting from competitive pricing pressures in the industry. Net interest income increased 7.7% primarily due to increased deposit balances and spreads in the brokerage businesses and term investment products.
     Non-interest expense increased $85 million or 6.3% and $94 million or 7.0% excluding the benefit of the weaker U.S. dollar, primarily due to higher revenue-based costs and increased investment spending to drive future revenue growth.
     The cash productivity ratio improved by 136 basis points over the prior year.

BMO Capital Markets

	Increase/(Decrease)			Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs. Fiscal-2006

Net interest income (teb)	233	42	22%	(21)	(8%)	974	201	26%
Non-interest revenue	188	(254)	(57%)	(249)	(57%)	995	(1,012)	(50%)

Total revenue (teb)	421	(212)	(34%)	(270)	(39%)	1,969	(811)	(29%)
Provision for credit losses	19	–	–	–	–	77	(2)	(3%)
Non-interest expense	397	6	1%	(48)	(11%)	1,565	(37)	(2%)

Income before income taxes	5	(218)	(98%)	(222)	(98%)	327	(772)	(70%)
Income taxes (recovery) (teb)	(43)	(78)	(+100%)	(74)	(+100%)	(98)	(337)	(+100%)

Net income	48	(140)	(74%)	(148)	(75%)	425	(435)	(51%)

Amortization of intangible assets (after tax)	–	–	–	–	–	–	–	–

Cash net income	48	(140)	(74%)	(148)	(75%)	425	(435)	(51%)

Trading Products revenue	(2)	(278)	(+100%)	(276)	(+100%)	281	(1,090)	(80%)
Investment and Corporate Banking and Other revenue	423	66	18%	6	1%	1,688	278	20%
Return on equity	3.0%		(13.1%)		(11.8%)	7.8%		(10.9%)
Cash return on equity	3.0%		(13.1%)		(11.8%)	7.8%		(10.9%)
Productivity ratio (teb)	94.3%		32.5%		29.8%	79.4%		21.8%
Cash productivity ratio (teb)	94.3%		32.5%		29.9%	79.4%		21.8%
Net interest margin on earning assets (teb)	0.52%		(0.05%)		(0.09%)	0.60%		(0.02%)
Average earning assets	178,100	46,078	35%	13,143	8%	162,309	37,527	30%

U.S. Select Financial Data (US$ in millions)
Revenue	353	98	38%	206	+100%	481	(675)	(58%)
Non-interest expense	191	44	30%	29	18%	641	–	–
Net Income	111	41	59%	112	+100%	(56)	(362)	(+100%)
Average assets	81,427	19,666	32%	5,558	7%	74,109	19,972	37%

Q4 2007 vs Q4 2006
Net income was $48 million, down $140 million or 74% from a year ago, reflecting the after-tax impact of $211 million of charges related to deterioration in capital markets and $16 million of losses in our commodities business. Excluding these significant items, net income was $275 million, up $87 million or 47% from a year ago.
     Revenue fell $212 million or 34%. Revenue in the quarter was affected by the $318 million charge related to deterioration in capital markets and losses of $24 million in our commodities businesses. The $318 million charge included $169 million of losses related to trading and structured-credit related positions and preferred shares, a $134 million write-down related to Canadian ABCP holdings, and a $15 million write-down booked in securities gains in the Other segment, related to investments in capital notes of the Links Finance Corporation (Links) and Parkland Finance Corporation SIVs. Excluding the significant items noted above, revenue increased $130 million or 20%. Revenue was negatively affected by the $26 million or 4.1 percentage point impact of the weaker US dollar.

     Trading Products revenue fell $278 million or 101%, but increased $49 million or 18% excluding the trading revenue related items noted above. Our foreign exchange trading business benefited from volatility as currency markets experienced increased demand and wider spreads. There were improvements in interest-rate-sensitive businesses and increased commissions revenues.
     Investment and Corporate Banking and Other revenue increased by $66 million or 18%, and by $81 million or 22% excluding the $15 million write-down in SIVs noted above. There were higher lending

BMO Financial Group Fourth Quarter Report 2007 • 21

revenues due to increased corporate banking assets and higher investment securities gains, including a $41 million gain on the sale of a merchant banking investment. Debt underwriting and merger and acquisition fees improved slightly while equity underwriting activity declined slightly.
     Net interest income improved primarily due to increased revenues in our interest-rate-sensitive businesses, with a relatively smaller increase in corporate banking assets. Net interest margin deteriorated 5 basis points due to growth in our lower-spread trading assets including increased levels of high quality, highly liquid assets.
     Non-interest expense increased $6 million or 1.3%. Higher professional fees were partially offset by lower performance-based compensation, which was down due to reductions in revenue. The weaker U.S. dollar lowered the translated value of U.S. expenses by $19 million. The income tax recovery in the current quarter was due to a high proportion of the Group’s income being attributable to lower-tax-rate jurisdictions.
Q4 2007 vs Q3 2007
Net income decreased $148 million or 75%. Third quarter results were affected by $149 million of commodities losses ($97 million after tax). Adjusted for the net impact of commodity losses in both periods and write-downs and valuation adjustments in the current quarter, net income decreased $18 million or 6.2%.
     Revenue decreased $270 million or 39% on a reported basis, due to lower trading revenues. Excluding the commodities losses in both periods and the write-downs and valuation adjustments in the current quarter, revenue fell by $77 million or 9.1%. Capital markets activities slowed significantly in the fourth quarter. There were reductions in merger and acquisition fees, underwriting activities and commission revenues. Our market share in debt and equity underwriting, measured using each syndicate member’s allocated portion of the issue amount corresponding to its underwriting percentage on the deal, decreased from the previous quarter. The aggregate amount raised from our deals increased. Net investment securities gains increased as results included a $41 million gain on sale of a merchant banking investment.
     Non-interest expense was $48 million or 11% lower, mainly due to lower performance-based compensation, in line with weaker fee-based revenues.
Fiscal 2007 vs Fiscal 2006
Net income decreased $435 million or 51%. Adjusted for the net impact of $318 million ($211 million after tax) of write-downs and valuation adjustments in the fourth quarter of 2007 and $853 million of losses in our commodities business ($440 million after tax and associated performance-based compensation), net income rose $216 million or 25%.
     Revenue fell $811 million or 29%, but increased $360 million or 13% excluding fourth quarter write-downs, valuation adjustments and full year commodities losses. There were significant increases in mergers and acquisitions fees, underwriting activity, lending fees and commissions. Although trading revenues were down because of commodities losses and write-downs in interest rate trading, equity and foreign exchange trading revenues increased.
     Net interest income increased due to higher trading net interest income and higher revenues in our interest-rate-sensitive businesses. Higher corporate banking assets also contributed to the increase in net interest income, partially offset by reduced spreads on corporate loans in the competitive environment.
     Non-interest expense decreased $37 million or 2.4%, due to lower performance-based compensation. The productivity ratio deteriorated because of the reduced trading revenue.
     The group earned income before income taxes for the year; however, results include an income tax recovery since a high proportion of the group’s income was attributable to lower-tax-rate jurisdictions.

22 • BMO Financial Group Fourth Quarter Report 2007

Corporate Services, Including Technology and Operations

	Increase/(Decrease)			Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q4-2007	vs. Q4-2006		vs. Q3-2007		Fiscal-2007	vs. Fiscal-2006

Net interest income (teb)	(90)	(63)	(+100%)	(2)	(6%)	(359)	(207)	(+100%)
Non-interest revenue	71	31	81%	65	+100%	214	109	+100%

Total revenue (teb)	(19)	(32)	(+100%)	63	75%	(145)	(98)	(+100%)
Provision for (recovery of) credit losses	42	132	+100%	61	+100%	(85)	165	66%
Non-interest expense	25	(9)	(26%)	15	+100%	84	(47)	(35%)
Restructuring charge	24	24	+100%	24	+100%	159	159	+100%

Total non-interest expense	49	15	47%	39	+100%	243	112	87%
Income before income taxes and non-controlling interest in subsidiaries	(110)	(179)	(+100%)	(37)	(56%)	(303)	(375)	(+100%)
Income taxes (recovery) (teb)	(110)	(32)	(43%)	(36)	(52%)	(312)	(117)	(60%)
Non-controlling interest in subsidiaries	19	–	–	1	5%	75	(1)	(1%)

Net income (loss)	(19)	(147)	(+100%)	(2)	(11%)	(66)	(257)	(+100%)

U.S. Select Financial Data (US$ in millions)
Revenue	(24)	–	–	7	23%	(96)	(10)	(12%)
Provision for (recovery of) credit losses	44	69	+100%	35	+100%	17	101	+100%
Non-interest expense	(11)	(9)	(+100%)	(1)	(10%)	(26)	(41)	(+100%)
Restructuring charge	8	8	+100%	8	+100%	26	26	+100%

Total non-interest expense	(3)	(1)	(50%)	7	65%	–	(15)	(+100%)
Income taxes	(19)	(20)	(+100%)	(6)	(46%)	(31)	8	20%
Net income (loss)	(50)	(48)	(+100%)	(28)	(+100%)	(100)	(104)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
     Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BMO CM) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
     The net loss in the quarter was $19 million, compared with net income of $128 million in the fourth quarter a year ago. Reduced earnings were primarily due to: a securitization gain last year of $23 million and other reductions in securitization-related revenues; higher provisions for credit losses including a $50 million increase in the general allowance for credit losses this year and a $35 million reduction last year; and the $24 million ($15 million after tax) net restructuring charge, partially offset by lower corporate costs.
     Net income decreased $2 million from the third quarter. Higher provisions, including the increase in the general allowance, and higher expenses due to the net restructuring charge were largely offset by better securitization-related revenues and tax benefits.
     The net loss for the year was $66 million, compared with net income of $191 million for 2006. Excluding the $159 million of restructuring charges ($103 million after tax), net income fell by $154 million, mostly due to reduced revenues and higher provisions for credit losses including the impact of changes in the general allowance, partially offset by lower corporate expenses.

BMO Financial Group Fourth Quarter Report 2007 • 23

Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended

	October 31,	July 31,	April 30,	January 31,	October 31,	October 31,	October 31,
	2007	2007	2007	2007	2006	2007	2006

Interest, Dividend and Fee Income
Loans (Note 2)	$2,971	$2,935	$2,839	$2,812	$2,739	$11,557	$9,985
Securities	910	786	731	726	589	3,153	2,158
Deposits with banks	387	291	230	220	214	1,128	769

	4,268	4,012	3,800	3,758	3,542	15,838	12,912

Interest Expense
Deposits	2,328	1,968	1,833	1,776	1,686	7,905	5,743
Subordinated debt	51	46	40	43	43	180	169
Preferred shares and capital trust securities	24	24	26	25	25	99	99
Other liabilities	669	727	697	718	573	2,811	2,157

	3,072	2,765	2,596	2,562	2,327	10,995	8,168

Net Interest Income	1,196	1,247	1,204	1,196	1,215	4,843	4,744
Provision for credit losses (Note 3)	151	91	59	52	16	353	176

Net Interest Income After Provision for Credit Losses	1,045	1,156	1,145	1,144	1,199	4,490	4,568

Non-Interest Revenue
Securities commissions and fees	265	299	303	278	247	1,145	1,051
Deposit and payment service charges	183	180	182	183	183	728	729
Trading revenues (losses) (Note 2)	(165)	40	(10)	(352)	90	(487)	718
Lending fees	105	102	100	99	90	406	337
Card fees	(105)	79	70	63	105	107	396
Investment management and custodial fees	83	81	81	77	76	322	298
Mutual fund revenues	148	151	140	137	130	576	499
Securitization revenues	61	65	83	87	55	296	100
Underwriting and advisory fees	103	160	159	106	104	528	407
Securities gains, other than trading	148	6	48	44	46	246	145
Foreign exchange, other than trading	48	30	33	21	27	132	102
Insurance income	52	55	77	46	49	230	204
Other (Note 2)	78	60	58	81	44	277	255

	1,004	1,308	1,324	870	1,246	4,506	5,241

Net Interest Income and Non-Interest Revenue	2,049	2,464	2,469	2,014	2,445	8,996	9,809

Non-Interest Expense
Employee compensation (Note 8)	901	1,024	969	931	934	3,825	3,824
Premises and equipment	350	325	320	308	328	1,303	1,211
Amortization of intangible assets	11	11	13	11	11	46	44
Travel and business development	92	72	64	59	76	287	253
Communications	36	38	42	33	39	149	131
Business and capital taxes	6	–	17	24	19	47	94
Professional fees	108	62	67	64	92	301	287
Other	127	127	122	108	114	484	509

	1,631	1,659	1,614	1,538	1,613	6,442	6,353

Restructuring Charge (Note 9)	24	–	–	135	–	159	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	394	805	855	341	832	2,395	3,456
Income taxes (Note 2)	(77)	127	165	(26)	117	189	717

	471	678	690	367	715	2,206	2,739
Non-controlling interest in subsidiaries	19	18	19	19	19	75	76

Net Income	$452	$660	$671	$348	$696	$2,131	$2,663

Preferred share dividends	$12	$9	$13	$9	$8	$43	$30
Net income available to common shareholders	$440	$651	$658	$339	$688	$2,088	$2,633
Average common shares (in thousands)	498,379	499,793	500,510	501,136	500,432	499,950	501,257
Average diluted common shares (in thousands)	506,173	507,913	509,943	510,320	510,166	508,614	511,173

Earnings Per Share (Canadian $)
Basic	$0.89	$1.30	$1.31	$0.68	$1.37	$4.18	$5.25
Diluted	0.87	1.28	1.29	0.67	1.35	4.11	5.15
Dividends Declared Per Common Share	0.70	0.68	0.68	0.65	0.62	2.71	2.26

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

24 • BMO Financial Group Fourth Quarter Report 2007

Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	October 31,	July 31,	April 30,	January 31,	October 31,
	2007	2007	2007	2007	2006

Assets
Cash Resources	$22,890	$25,041	$19,502	$22,873	$19,608

Securities
Trading	70,773	67,716	63,600	58,401	51,820
Investment (Note 2)	–	–	–	–	14,166
Available-for-sale (Note 2)	26,010	17,046	17,529	18,235	–
Other (Note 2)	1,494	1,456	1,460	1,465	1,414
Loan substitutes	–	11	11	11	11

	98,277	86,229	82,600	78,112	67,411

Loans (Note 2)
Residential mortgages	52,429	62,297	62,908	63,109	63,321
Consumer instalment and other personal	33,189	33,009	31,913	31,474	30,418
Credit cards	4,493	4,347	3,899	3,764	3,631
Businesses and governments	62,650	63,795	60,956	58,108	56,030
Securities borrowed or purchased under resale agreements	37,093	34,216	35,063	41,843	31,429

	189,854	197,664	194,739	198,298	184,829
Customers’ liability under acceptances	12,389	8,993	9,530	8,252	7,223
Allowance for credit losses (Note 3)	(1,055)	(1,045)	(1,059)	(1,078)	(1,058)

	201,188	205,612	203,210	205,472	190,994

Other Assets
Derivative instruments (Note 2)	32,585	30,030	38,711	37,361	30,411
Premises and equipment	1,980	2,015	2,047	2,057	2,047
Goodwill	1,140	1,232	1,252	1,306	1,098
Intangible assets	124	149	174	207	152
Other (Note 2)	8,340	8,846	9,031	8,103	8,257

	44,169	42,272	51,215	49,034	41,965

Total Assets	$366,524	$359,154	$356,527	$355,491	$319,978

Liabilities and Shareholders’ Equity Deposits (Note 2)
Banks	$34,100	$30,561	$28,256	$33,811	$26,632
Businesses and governments (Note 10)	121,748	120,757	114,504	104,994	100,848
Individuals	76,202	77,709	78,855	78,309	76,368

	232,050	229,027	221,615	217,114	203,848

Other Liabilities
Derivative instruments (Note 2)	33,584	30,543	40,192	38,842	31,446
Acceptances	12,389	8,993	9,530	8,252	7,223
Securities sold but not yet purchased	25,039	28,551	24,692	19,472	15,398
Securities lent or sold under repurchase agreements	31,263	30,992	31,027	40,965	31,918
Other	12,055	10,682	10,055	11,083	10,758

	114,330	109,761	115,496	118,614	96,743

Subordinated Debt (Notes 2 and 10)	3,446	3,446	2,395	2,745	2,726

Preferred Share Liability (Note 11)	250	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	5,607	5,318	5,272	5,225	4,827
Contributed surplus	58	56	55	55	49
Retained earnings (Note 2)	11,166	11,158	11,017	10,836	10,974
Accumulated other comprehensive loss (Note 2)	(1,533)	(1,212)	(923)	(698)	(789)

	15,298	15,320	15,421	15,418	15,061

Total Liabilities and Shareholders’ Equity	$366,524	$359,154	$356,527	$355,491	$319,978

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2007 • 25

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Net income	$452	$696	$2,131	$2,663
Other Comprehensive Income
Net change in unrealized gains on available-for-sale securities	87	–	32	–
Net change in unrealized gains (losses) on cash flow hedges	39	–	(115)	–
Net loss on translation of net foreign operations	(447)	(27)	(613)	(177)

Total Comprehensive Income	$131	$669	$1,435	$2,486

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Preferred Shares
Balance at beginning of period	$946	$596	$596	$596
Issued during the period (Note 11)	250	–	600	–

Balance at End of Period	1,196	596	1,196	596

Common Shares
Balance at beginning of period	4,372	4,169	4,231	4,022
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	28	27	113	89
Issued under the Stock Option Plan	23	43	132	169
Issued on the exchange of shares of a subsidiary corporation	–	–	1	–
Repurchased for cancellation (Note 11)	(12)	(8)	(66)	(49)

Balance at End of Period	4,411	4,231	4,411	4,231

Contributed Surplus
Balance at beginning of period	56	47	49	35
Stock option expense	2	2	9	14

Balance at End of Period	58	49	58	49

Retained Earnings
Balance at beginning of period	11,158	10,653	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39) (Note 2)	–	–	(71)	–
Net income	452	696	2,131	2,663
Dividends — Preferred shares	(12)	(8)	(43)	(30)
— Common shares	(348)	(311)	(1,353)	(1,133)
Common shares repurchased for cancellation (Note 11)	(79)	(56)	(458)	(327)
Share issue expense	(5)	–	(14)	–

Balance at End of Period	11,166	10,974	11,166	10,974

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	(52)	–	–	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)	–	–	3	–
Unrealized gains on available-for-sale securities arising during the period (net of income taxes of $41 and $6)	80	–	15	–
Reclassification to earnings of realized losses in the period (net of income taxes of $3 and $11)	7	–	17	–

Balance at End of Period	35	–	35	–

Accumulated Other Comprehensive Loss on Cash Flow Hedges
Balance at beginning of period	(205)	–	–	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)	–	–	(51)	–
Gains (losses) on cash flow hedges arising during the period (net of income taxes of $15 and $64)	28	–	(128)	–
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $5 and $6)	11	–	13	–

Balance at End of Period	(166)	–	(166)	–

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(955)	(762)	(789)	(612)
Unrealized loss on translation of net foreign operations	(1,196)	(72)	(1,697)	(472)
Impact of hedging translation gains of net foreign operations (net of income taxes of $397, $23, $575 and $156)	749	45	1,084	295

Balance at End of Period	(1,402)	(789)	(1,402)	(789)

Total Accumulated Other Comprehensive Loss	(1,533)	(789)	(1,533)	(789)

Total Shareholders’ Equity	$15,298	$15,061	$15,298	$15,061

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

26 • BMO Financial Group Fourth Quarter Report 2007

Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended

	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Cash Flows from Operating Activities
Net income	$452	$696	$2,131	$2,663
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	18	–	18	9
Net gain on securities, other than trading	(166)	(46)	(264)	(154)
Net (increase) in trading securities	(5,986)	(6,492)	(23,028)	(8,565)
Provision for credit losses	151	16	353	176
Gain on sale of securitized loans (Note 4)	(47)	(44)	(202)	(69)
Change in derivative instruments
(Increase) decrease in derivative asset	(3,861)	1,637	(4,991)	238
Increase (decrease) in derivative liability	5,186	220	6,127	3,328
Amortization of premises and equipment	99	95	390	360
Amortization of intangible assets	11	11	46	44
Net decrease in future income taxes	(36)	(85)	(176)	(153)
Net increase (decrease) in current income taxes	(211)	20	(800)	144
Change in accrued interest
(Increase) in interest receivable	(255)	(309)	(129)	(468)
Increase in interest payable	378	207	537	303
Changes in other items and accruals, net	5,125	1,551	6,051	2,595
Gain on sale of land and buildings	(6)	–	(6)	–

Net Cash Provided by (Used in) Operating Activities	852	(2,523)	(13,943)	451

Cash Flows from Financing Activities
Net increase in deposits	16,926	2,259	45,222	13,108
Net increase (decrease) in securities sold but not yet purchased	(2,981)	1,145	10,328	(708)
Net increase in securities lent or sold under repurchase agreements	2,363	3,845	2,325	9,987
Net increase (decrease) in liabilities of subsidiaries	(27)	(448)	335	(94)
Repayment of subordinated debt	–	–	(483)	(425)
Proceeds from issuance of subordinated debt	–	–	1,200	700
Redemption of preferred share liability	(200)	–	(200)	–
Proceeds from issuance of preferred shares	250	–	600	–
Proceeds from issuance of common shares	51	70	245	258
Share issue expense	(5)	–	(14)	–
Common shares repurchased for cancellation (Note 11)	(91)	(64)	(524)	(376)
Dividends paid	(360)	(319)	(1,396)	(1,163)

Net Cash Provided by Financing Activities	15,926	6,488	57,638	21,287

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(339)	185	(5,709)	901
Purchases of securities, other than trading	(17,716)	(9,111)	(50,366)	(20,433)
Maturities of securities, other than trading	3,736	2,616	24,635	9,494
Proceeds from sales of securities, other than trading	3,469	3,657	11,824	7,920
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	1,029	(4,031)	(14,570)	(20,184)
Proceeds from securitization of loans (Note 4)	694	2,241	3,330	4,994
Net (increase) decrease in securities borrowed or purchased under resale agreements	(4,736)	344	(8,280)	(3,723)
Proceeds from sales of land and buildings	45	–	45	–
Premises and equipment — net purchases	(169)	(204)	(420)	(583)
Acquisitions (Note 7)	1	–	(386)	(76)

Net Cash Used in Investing Activities	(13,986)	(4,303)	(39,897)	(21,690)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,085)	(6)	(2,606)	(2)

Net Increase (Decrease) in Cash and Cash Equivalents	707	(344)	1,192	46
Cash and Cash Equivalents at Beginning of Period	2,943	2,802	2,458	2,412

Cash and Cash Equivalents at End of Period	$3,650	$2,458	$3,650	$2,458

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter Report 2007 • 27

Notes to Consolidated Financial Statements
For the twelve months ended October 31, 2007 (Unaudited)

Note 1 • Basis of Presentation
These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2006 as set out on pages 96 to 133 of our 2006 Annual Report. These consolidated financial  statements  have  been  prepared  in  accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2006, except as described in Note 2.

Note 2 • Changes in Accounting
Change in Estimate
During the quarter ended October 31, 2007, we increased the liability for future customer redemptions related to our loyalty rewards program in Personal and Commercial Banking Canada’s Mastercard business. The impact of this change on our Consolidated Statement of Income for the quarter ended October 31, 2007 was a reduction in non-interest revenue, card fees of $185 million, a decrease in the provision for income taxes of $65 million and a decrease in net income of $120 million.
Changes in Accounting Policy
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants’ (“CICA’s”) accounting requirements for securities, hedging derivatives, other comprehensive income and certain other financial instruments. Prior periods have not been restated.
      On November 1, 2006, we made the following adjustments to our balance sheet to adopt the new requirements:

(Canadian $ in millions)	As at

November 1,
2006

Increase (decrease)
Consolidated Balance Sheet
Available-for-sale securities (a)	$4
Loans (b)(ii),(d)	(87)
Other assets	51
Derivative instruments — asset (b)	70
Deposits (b)(ii)	38
Derivative instruments — liability (b)	110
Subordinated debt (b)(ii)	9
Retained earnings	(71)
Accumulated other comprehensive income - available-for-sale securities (a)	3
Accumulated other comprehensive loss - cash flow hedges (b)(i)	(51)

The impact of these changes on our Consolidated Statement of Income is as follows:

	For the three	For the twelve
(Canadian $ in millions)	months ended	months ended

	October 31,	October 31,
	2007	2007

Increase (decrease) in net income
Consolidated Statement of Income
Interest, Dividend and Fee Income — Loans (d)	$2	$9
Non-Interest Revenue — Trading revenues (losses) (c)	(7)	8
Non-Interest Revenue — Other (b)(i)(ii)	4	1
Income taxes	1	(6)

Net Income	$-	$12

Other Comprehensive Income
The new rules require that we present a new Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to available-for-sale securities, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss for the period related to our net investment in foreign operations. This statement has been included above our Consolidated Statement of Changes in Shareholders’ Equity.
(a) Securities
The new rules required us to classify securities other than trading securities as held-to-maturity or available-for-sale.
     Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in other comprehensive gain (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. Gains and losses on disposal are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on equity securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities where there is no quoted market price, including securities whose sale is restricted, will continue to be recorded at amortized cost.
     The new rules do not affect accounting for our merchant banking investments or investments in corporate equity where we exercise significant influence, but not control. These are recorded as other securities in our Consolidated Balance Sheet. Additional information on our policies related to securities, determining fair value and other than temporary impairment is included in Note 3 to our consolidated financial statements for the year ended October 31, 2006.
     On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income on available-for-sale securities.
(b) Hedging Derivatives
The new rules require us to record all of our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
     The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges. A description of the items or transactions that we hedge and the risk management policy for each type of hedge is included in

28 • BMO Financial Group Fourth Quarter Report 2007

Note 9 to our consolidated financial statements for the year ended October 31, 2006.
(i) Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments or the forecasted issuance of fixed rate liabilities.
     Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
     To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. Gains on the ineffective portion of our cash flow hedges totalled $9 million for the quarter ended October 31, 2007 (losses of less than $1 million for the twelve months ended October 31, 2007).
     For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in the Consolidated Statement of Income as the hedged item impacts earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in the Consolidated Statement of Income. The amount of other comprehensive loss that is expected to be reclassified to the Consolidated Statement of Income over the next 12 months is $64 million ($43 million after tax). This will be offset by increased net interest income on assets and liabilities that are hedged.
     On November 1, 2006, we remeasured our cash flow hedging derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item was an $8 million gain ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
(ii) Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate commercial and personal loans, securities, deposits and subordinated debt.
     Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in the Consolidated Statement of Income over the life of the hedge.
     For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment to the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in the Consolidated Statement of Income. Losses on the ineffective portion of our fair value hedges totalled $5 million for the quarter ended October 31, 2007 (gains of $1 million for the twelve months ended October 31, 2007).
     For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment on the hedged item is recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the year ended October 31, 2007.
     When we remeasured fair value hedging derivatives at fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
(c) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
     We issue structured notes that include embedded options. We enter into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates. The structured notes are designated as trading under the fair value option, which better aligns the accounting result with how the portfolio is managed. These notes are classified as deposits. The fair value and amount due at contractual maturity of these notes as at October 31, 2007 were $762 million and $791 million, respectively. The impact of recording these notes as trading was a decrease in non-interest revenue, trading revenues of $7 million for the quarter ended October 31, 2007 (increase of $8 million for the twelve months ended October 31, 2007). The decrease was offset by a gain on the derivatives.
     Securities in our insurance subsidiaries that support our insurance liabilities have been designated as trading securities under the fair value option. Since the actuarial calculation of insurance liabilities is based on the recorded value of the securities supporting them, recording the securities at fair value better aligns the accounting result with how the portfolio is managed. The fair value of these securities as at October 31, 2007 was $30 million. The impact of recording these as trading securities was a decrease in non-interest revenue, insurance income of less than $1 million for both the quarter and twelve months ended October 31, 2007.
     On November 1, 2006, we remeasured the portfolio of structured notes and certain of the securities in our insurance subsidiary at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.

BMO Financial Group Fourth Quarter Report 2007 • 29

(d) Effective Interest Method
Loan origination costs are included in our loan balances and are recognized in interest, dividend and fee income, loans, over the life of the resulting loan. Prior to November 1, 2006, an equal amount of loan origination costs were recognized each period over the life of the resulting loan. The new rules require that we use the effective interest method to recognize loan origination costs whereby the amount recognized varies over the life of the loan based on principal outstanding.
     As at November 1, 2006, we adjusted our deferred loan origination costs to what the balance would have been had we always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.

Note 3 • Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our
Consolidated Balance Sheet. As at October 31, 2007 and October 31, 2006 there was no allowance for credit losses related to other credit instruments included in other liabilities.
     A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	For the three months ended						For the twelve months ended
	Specific Allowance		General Allowance		Total		Specific Allowance		General Allowance		Total
	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Balance at beginning of period	$157	$164	$888	$943	$1,045	$1,107	$153	$169	$905	$959	$1,058	$1,128
Provision for credit losses	101	51	50	(35)	151	16	303	211	50	(35)	353	176
Recoveries	24	24	–	–	24	24	91	112	–	–	91	112
Write-offs	(117)	(86)	–	–	(117)	(86)	(391)	(338)	–	–	(391)	(338)
Foreign exchange and other	(8)	–	(40)	(3)	(48)	(3)	1	(1)	(57)	(19)	(56)	(20)

Balance at end of period	$157	$153	$898	$905	$1,055	$1,058	$157	$153	$898	$905	$1,055	$1,058

Note 4 • Securitization
During the quarter ended October 31, 2007, we securitized residential mortgages totalling $708 million for total cash proceeds of $694 million ($3,400 million and $3,330 million respectively, for the twelve months ended October 31, 2007). There are no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded a loss of $1 million in non-interest revenue, securitization revenues, $25 million of deferred purchase price in available-for-sale securities and $6 million of servicing liability in other liabilities related to the securitization of those loans (gain of $11 million,

$125 million and $26 million respectively, for the twelve months ended October 31, 2007). The key weighted-average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.9 years, a prepayment rate of 10.0%, an interest rate of 5.41% and a discount rate of 4.79% (4.6 years and 9.7%, 5.24% and 4.62% respectively, for the twelve months ended October 31, 2007).
     In addition, gains on sales of loans sold to all revolving securitization vehicles were $48 million for the quarter ended October 31, 2007 ($191 million for the twelve months ended October 31, 2007).

30 • BMO Financial Group Fourth Quarter Report 2007

Note 5 • Variable Interest Entities
Customer Securitization Vehicles
Customer securitization vehicles assist our customers with the securitization of their assets to provide them with alternative sources of funding. Total assets in unconsolidated customer securitization vehicles amounted to $25,465 million as at October 31, 2007 ($25,791 million in 2006) of which $17,536 million relates to Canadian assets, and the balance are U.S. assets. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit and commitments to extend credit. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. To the extent that we have purchased commercial paper, our exposure under the liquidity facilities is reduced by an equal amount. As at October 31, 2007, we have a net exposure of $5,564 million from commercial paper held ($448 million in 2006) classified as trading securities, and backstop liquidity facilities of $31,475 million ($32,603 million in 2006), of which $20,756 million relates to Canadian facilities and the balance are U.S. facilities. No amounts were drawn as at October 31, 2007 and 2006. Included in backstop liquidity facilities in 2006 was $634 million related to a credit facility that has since been terminated. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) and recorded in our Consolidated Balance Sheet was a derivative liability of $20 million as at October 31, 2007 ($5 million in 2006). During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to certain of our Canadian vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. Previously, we offered market disruption liquidity lines, which had more subjective criteria.
     Beginning in the quarter ended October 31, 2007, we consolidated two VIEs as we are exposed to the majority of the expected losses and/or residual returns through our ownership of their asset-backed commercial paper. We included in our Consolidated Balance Sheet at October 31, 2007 other assets totalling $311 million and $65 million as a deposit liability.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans either for capital management purposes or to obtain alternate sources of funding. Total assets held by these vehicles amounted to $6,552 million as at October 31, 2007 ($6,803 million in 2006). We are not required to consolidate our bank securitization vehicles. We also provide liquidity support to certain of our bank securitization vehicles for the face value of the commercial paper outstanding. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. The total contract amount of the liquidity support was $5,100 million and $5,000 million as at October 31, 2007 and 2006, respectively. No amount was drawn at October 31, 2007 and 2006. During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to bank securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. The fair value of derivatives outstanding with these vehicles and recorded in our Consolidated Balance Sheet was a derivative liability of $52 million as at October 31, 2007 ($27 million in 2006). We held $367 million of the commercial paper issued by these vehicles as at October 31, 2007.
Credit Investment Management Vehicles
Credit investment management vehicles provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold an interest in high grade Structured Investment Vehicles (“SIVs”) and act as asset manager.  Total  assets  in  these  vehicles amounted  to  $22,754 million as at October 31, 2007 ($28,892 million in 2006). Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through standby letters of credit, commitment to extend credit or purchase senior debt issued by the SIVs. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet and was $53 million as at October 31, 2007 ($76 million in 2006). We have provided a funding commitment of $1.3 billion to purchase senior notes issued by the SIVs. As at October 31, 2007, $350 million was drawn and included in the amount disclosed as available-for-sale securities. The total contract amount of letters of credit for backstop liquidity facilities was $221 million as at October 31, 2007 ($184 million in 2006); no amounts were drawn at October 31, 2007 and 2006. The fair value of our derivative contracts outstanding with these VIEs and recorded in our Consolidated Balance Sheet was a derivative liability of $11 million as at October 31, 2007 ($18 million in 2006). We are not required to consolidate these SIVs. Subsequent to the year ended October 31, 2007, an additional $904 million was drawn against the funding commitment for the purchase of senior debt.
Capital Trusts
BMO Subordinated Notes Trust (the “SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes-Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from the bank. We are not required to consolidate the SN Trust. Refer to Note 10 for more details on the subordinated notes issued by the SN Trust.
     We also provide liquidity support amounting to $30 million to the SN Trust. As at October 31, 2007, $5 million had been drawn.
     BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BOaTS”). As at October 31, 2007, the Trust had assets of $3,140 million ($3,180 million in 2006). The Trust is a VIE which we are required to consolidate.
Structured Finance Vehicles
We facilitate development of investment products by third parties including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure from these derivatives by investing in other funds. We also sponsor VIEs that provide investors access to debt portfolios through the issuance of commercial paper. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $440 million as at October 31, 2007 ($470 million in 2006). Assets held by the VIEs in which we have a significant variable interest but we do not consolidate totalled $2,365 million as at October 31, 2007 ($762 million in 2006). Our exposure to loss from VIEs related to this activity is limited to the amount of our investment, which totalled $553 million as at October 31, 2007 ($216 million in 2006).

BMO Financial Group Fourth Quarter Report 2007 • 31

Note 6 • Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
     In the normal course of business, we enter into a variety of guarantees, the most significant of which are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of our customers if our customers are unable to make the required payments or meet other contractual requirements.
     The maximum amount payable under standby letters of credit and guarantees was $12,395 million as at October 31, 2007 ($11,007 million in 2006). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
     No amount was included in our Consolidated Balance Sheet as at October 31, 2007 and 2006 related to these standby letters of credit and guarantees.
Backstop Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access asset-backed commercial paper markets or, in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years. The maximum amount payable under these backstop liquidity facilities totalled $38,466 million as at October 31, 2007 ($38,606 million in 2006). The amount drawn on the backstop liquidity facilities was $16 million as at October 31, 2007 ($nil in 2006).
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within asset-backed commercial paper programs administered by us and by third parties. Credit enhancement facilities were included in $5,449 million of backstop liquidity facilities as at October 31, 2007 ($4,088 million in 2006). Credit enhancement was also provided in the form of program letters of credit; $nil and $181 million were included in standby letters of credit and guarantees as at October 31, 2007 and 2006, respectively. The facilities’ terms are generally no longer than one year, but can be several years. None of the credit enhancement facilities that we have provided have been drawn upon.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
     Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps was equal to their notional amount of $42,433 million as at October 31, 2007 ($23,657 million in 2006). The terms of these contracts range from one month to 10 years. The fair value of the related derivative liabilities included in the derivative instruments in our Consolidated Balance Sheet was $466 million at October 31, 2007 ($19 million in 2006).
     Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from one month to eight years. The fair value of the related derivative liabilities included in the derivative instruments in our Consolidated Balance Sheet was $662 million at October 31, 2007 ($2,407 million in 2006).
     Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from four months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $118 million as at October 31, 2007 ($114 million in 2006).
     In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

32 • BMO Financial Group Fourth Quarter Report 2007

Note 7 • Acquisitions
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The results of First National’s operations have been included in our consolidated financial statements since that date. The acquisition of First National provides us with the opportunity to expand our banking services in the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The results of bcpbank Canada’s operations have been included in our consolidated financial statements since that date. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.
Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $76 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Banking U.S. reporting segment.
Future Acquisitions
Pyrford International plc
On November 2, 2007, we announced that we had reached a definitive agreement to purchase Pyrford International plc, a London, U.K.-based asset manager, for total cash consideration of approximately $50 million. The acquisition of Pyrford International plc will provide us with the opportunity to expand our investment management capabilities outside of North America. The acquisition of Pyrford International plc is subject to regulatory approval. The acquisition of Pyrford International plc is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Pyrford International plc will be part of our Private Client Group reporting segment.
Ozaukee Bank
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Ozaukee Bank. Under the agreement, Ozaukee Bank shareholders will receive approximately 3 million shares of Bank of Montreal. The exact number of shares will be determined based on a formula prior to closing. The acquisition of Ozaukee Bank is subject to regulatory approval and the approval of Ozaukee Bank shareholders. The acquisition of Ozaukee Bank will provide us with the opportunity to expand our banking locations into Wisconsin. The acquisition of Ozaukee Bank is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Ozaukee Bank will be part of our Personal and Commercial Banking U.S. reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On July 10, 2007, we announced that we had reached a definitive agreement to purchase Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”) for total cash consideration of approximately $146 million. The acquisition of Merchants and Manufacturers will provide us with the opportunity to expand our banking locations into Wisconsin. The acquisition of Merchants and Manufacturers is subject to regulatory approval and the approval of Merchants and Manufacturers shareholders. The acquisition of Merchants and Manufacturers is expected to close during the quarter ending January 31, 2008, at which time it will be recorded in our consolidated financial statements as the acquisition of a business. Merchants and Manufacturers will be part of our Personal and Commercial Banking U.S. reporting segment.
     The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

		October 31,	October 31,
(Canadian $ in millions)		2007	2006
		bcpbank
	First National	Canada	Villa Park

Cash resources	$110	$47	$16
Securities	317	23	54
Loans	1,009	293	247
Premises and equipment	30	9	5
Goodwill	175	13	44
Core deposit intangible asset	37	5	7
Other assets	52	2	4

Total assets	1,730	392	377

Deposits	1,375	339	296
Other liabilities	10	12	5

Total liabilities	1,385	351	301

Purchase price	$345	$41	$76

The allocation of the purchase price for First National and bcpbank Canada is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Fourth Quarter Report 2007 • 33

Note 8 • Employee Compensation
Change in Accounting Policy
During the year ended October 31, 2006, we adopted the CICA’s new accounting requirements for stock-based compensation. The new rules require that stock-based compensation granted to employees eligible to retire be expensed at the time of grant. Previously, we amortized the cost over the vesting period.
Stock Options
During the twelve months ended October 31, 2007, we granted a total of 1,229,500 stock options. The weighted-average fair value of these options was $7.56 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the twelve months ended October 31, 2007

Expected dividend yield	4.2%
Expected share price volatility	15.6%
Risk-free rate of return	4.0%
Expected period until exercise	7.4 years

Pension and Other Employee Future Benefit Expenses
We recorded pension and other employee future benefit expenses in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
	October 31, 2007	October 31, 2006	October 31, 2007	October 31, 2006

Benefits earned by employees	$35	$34	$6	$4
Interest cost on accrued benefit liability	53	53	12	11
Actuarial loss recognized in expense	13	20	6	2
Amortization of plan amendment costs	3	2	(4)	(3)
Expected return on plan assets	(68)	(64)	(1)	(1)

Benefits expense	36	45	19	13
Canada and Quebec pension plan expense	8	8	–	–
Defined contribution expense	2	2	–	–

Total pension and other employee future benefit expenses	$46	$55	$19	$13

(Canadian $ in millions)	Pension benefit plans		Other employee future benefit plans
	For the twelve months ended		For the twelve months ended
	October 31, 2007	October 31, 2006	October 31, 2007	October 31, 2006

Benefits earned by employees	$149	$137	$22	$18
Interest cost on accrued benefit liability	217	208	49	46
Actuarial loss recognized in expense	59	82	18	14
Amortization of plan amendment costs	11	6	(7)	(7)
Expected return on plan assets	(277)	(253)	(5)	(5)

Benefits expense	159	180	77	66
Canada and Quebec pension plan expense	52	49	–	–
Defined contribution expense	13	10	–	–

Total pension and other employee future benefit expenses	$224	$239	$77	$66

Note 9 • Restructuring Charge
On January 31, 2007, we recorded a restructuring charge of $135 million in our Consolidated Statement of Income. During the quarter we continued to implement the restructuring initiatives. The objectives of the restructuring are to enhance customer service by directing spending and resources on front-line sales and service improvements; creating more efficient processes and systems across the company and continuing to accelerate the pace of growth.
     During the fourth quarter, we changed our estimate for restructuring, resulting in a $16 million reduction in the original accrual. Severance-related charges were less than originally anticipated due to higher levels of attrition and redeployment within the bank.
     On October 31, 2007, we recorded an additional restructuring charge of $40 million in the Consolidated Statement of Income. The additional charge relates to the elimination of approximately 400 positions across all support functions and business groups and is all severance related.

	Severance-	Premises-
	related	related
	charges	charges	Other	Total

Opening balance	$117	$11	$7	$135
Paid in the quarter	(7)	–	(7)	(14)

Balance as at January 31, 2007	110	11	–	121
Paid in the quarter	(5)	(10)	–	(15)

Balance as at April 30, 2007	105	1	–	106
Paid in the quarter	(17)	–	–	(17)

Balance as at July 31, 2007	88	1	–	89
Paid in the quarter	(17)	–	–	(17)
Reversal in the quarter	(15)	(1)	–	(16)
Additional charge in the quarter	40	–	–	40

Balance as at October 31, 2007	$96	$–	$–	$96

34 • BMO Financial Group Fourth Quarter Report 2007

Note 10 • Subordinated debt
On September 26, 2007, we issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (BMO TSNs – Series A), through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 5); therefore, the BMO TSNs – Series A issued by SN Trust are not reported on our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability on our Consolidated Balance Sheet. All the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements, or changes to tax legislation.
     We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
     The senior deposit note bears interest at an annual rate of 5.90% and will mature on September 26, 2022. We require approval from the Superintendent of Financial Institutions Canada before we can redeem any part of our subordinated debt.
     During the quarter ended July 31, 2007, we redeemed all of our 7.92% Debentures, Series 22, due 2012, totalling $150 million. The debentures were redeemed at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.
     During the quarter ended July 31, 2007, we issued $1.2 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series D Medium-Term Notes, Second Tranche, is due June 2017. Interest on this issue is payable semi-annually at a fixed rate of 5.20% until June 21, 2012, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.00%, paid quarterly, thereafter to maturity.
     During the quarter ended April 30, 2007, our US$300 million 7.80% Notes matured.

Note 11 • Share Capital
During the quarter ended October 31, 2007, we issued 10,000,000 5.25% Non-Cumulative Perpetual Class B Preferred Shares, Series 14, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
     On September 6, 2007, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 25,000,000 common shares, approximately 5% of our outstanding common shares. We participated in a normal course issuer bid during the period from September 6, 2006 to September 5, 2007, under which we were able to repurchase up to 15,000,000 common shares, approximately 3% of our then outstanding common shares.
     During the quarter ended October 31, 2007, we repurchased 1,406,300 common shares at an average cost of $64.83 per share, totalling $91 million. During the quarter ended October 31, 2006, we repurchased 975,000 common shares at an average cost of $65.84 per share, totalling $64 million. During the twelve months ended October 31, 2007, we repurchased 7,621,600 common shares at an average cost of $68.80 per share, totalling $524 million. During the twelve months ended October 31, 2006, we repurchased 5,919,400 common shares at an average cost of $63.58 per share, totalling $376 million.
     On August 27, 2007, we redeemed all our 8,000,000 Non-Cumulative Class B Preferred Shares, Series 4 that were classified as preferred share liabilities, at a price of $25.00 per share, together with declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $200 million.
     During the quarter ended January 31, 2007, we issued 14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred Shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	October 31, 2007
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Liabilities
Class B – Series 6	10,000,000	$250	common shares (b)

		250

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–

		1,196
Common Shares	498,562,702	4,411	–

Share Capital		$5,607

Stock options issued under stock option plan		n/a	20,656,713 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2006 on pages 118 to 121 of our 2006 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c) Face value is US$300 million.
n/a – not applicable

BMO Financial Group Fourth Quarter Report 2007 • 35

Note 12 • Contingent Liabilities
Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, the Bank has received inquiries, requests for documents and subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. The Bank is cooperating with all of these authorities.

Note 13 • United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

Net Income – Canadian GAAP	$452	$696	$2,131	$2,663
United States GAAP adjustments	12	(15)	(16)	(57)

Net Income – United States GAAP	$464	$681	$2,115	$2,606

Earnings Per Share
Basic – Canadian GAAP	$0.89	$1.37	$4.18	$5.25
Basic – United States GAAP	0.90	1.35	4.14	5.14
Diluted – Canadian GAAP	0.87	1.35	4.11	5.15
Diluted – United States GAAP	0.90	1.32	4.08	5.04

Hybrid Financial Instruments
Effective November 1, 2006, we adopted the new United States accounting standard on hybrid financial instruments. The new rules allow us to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. Under the previous rules, only the embedded derivative in the hybrid financial instrument was recorded at fair value. We did not elect to measure any hybrid financial instruments at fair value. The new standard did not have any impact on our consolidated financial statements.
Pensions and Other Employee Future Benefits
Effective November 1, 2006, United States GAAP requires us to recognize the excess of the fair value of our plan assets compared to the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The offsetting adjustment is recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense.
Financial Instruments
Effective November 1, 2006, we adopted new Canadian accounting requirements for financial instruments, hedges and other comprehensive income, which are harmonized with the United States accounting standards (see Note 2).

36 • BMO Financial Group Fourth Quarter Report 2007

Note 14 • Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and services, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes Technology and Operations (“T&O”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Services include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     T&O manages, maintains and provides governance over our information technology, real estate, operations services and sourcing. The unit focuses on enterprise-wide priorities that improve quality and efficiency.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to P&C, PCG, and BMO CM and only minor amounts are retained in T&O’s results. As such, results for Corporate Services largely reflect operating results of Corporate units.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Fourth Quarter Report 2007 • 37

Our results and average assets, allocated by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total	Teb	Total
For the three months ended October 31, 2007	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$770	$172	$155	$233	$(90)	$1,240	$(44)	$1,196
Non-interest revenue	344	46	355	188	71	1,004	–	1,004

Total Revenue	1,114	218	510	421	(19)	2,244	(44)	2,200
Provision for credit losses	81	8	1	19	42	151	–	151
Non-interest expense	696	161	352	397	49	1,655	–	1,655

Income before taxes and non-controlling
interest in subsidiaries	337	49	157	5	(110)	438	(44)	394
Income taxes	53	17	50	(43)	(110)	(33)	(44)	(77)
Non-controlling interest in subsidiaries	–	–	–	–	19	19	–	19

Net Income	$284	$32	$107	$48	$(19)	$452	$–	$452

Average Assets	$121,706	$22,159	$7,480	$220,232	$4,308	$375,885	$–	$375,885

Goodwill (As At)	$106	$628	$313	$91	$2	$1,140	$–	$1,140

	P&C	P&C			Corporate	Total	Teb	Total
For the three months ended October 31, 2006	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$755	$184	$145	$191	$(27)	$1,248	$(33)	$1,215
Non-interest revenue	403	41	320	442	40	1,246	–	1,246

Total Revenue	1,158	225	465	633	13	2,494	(33)	2,461
Provision for credit losses	79	7	1	19	(90)	16	–	16
Non-interest expense	675	178	335	391	34	1,613	–	1,613

Income before taxes and non-controlling
interest in subsidiaries	404	40	129	223	69	865	(33)	832
Income taxes	132	16	45	35	(78)	150	(33)	117
Non-controlling interest in subsidiaries	–	–	–	–	19	19	–	19

Net Income	$272	$24	$84	$188	$128	$696	$–	$696

Average Assets	$116,318	$22,123	$6,708	$170,999	$3,895	$320,043	$–	$320,043

Goodwill (As At)	$93	$582	$323	$98	$2	$1,098	$–	$1,098

	P&C	P&C			Corporate	Total	Teb	Total
For the twelve months ended October 31, 2007	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$3,065	$730	$613	$974	$(359)	$5,023	$(180)	$4,843
Non-interest revenue	1,678	178	1,441	995	214	4,506	–	4,506

Total Revenue	4,743	908	2,054	1,969	(145)	9,529	(180)	9,349
Provision for credit losses	323	35	3	77	(85)	353	–	353
Non-interest expense	2,670	696	1,427	1,565	243	6,601	–	6,601

Income before taxes and non-controlling
interest in subsidiaries	1,750	177	624	327	(303)	2,575	(180)	2,395
Income taxes	500	63	216	(98)	(312)	369	(180)	189
Non-controlling interest in subsidiaries	–	–	–	–	75	75	–	75

Net Income	$1,250	$114	$408	$425	$(66)	$2,131	$–	$2,131

Average Assets	$119,164	$23,477	$7,091	$207,084	$3,759	$360,575	$–	$360,575

Goodwill (As At)	$106	$628	$313	$91	$2	$1,140	$–	$1,140

	P&C	P&C			Corporate	Total	Teb	Total
For the twelve months ended October 31, 2006	Canada	U.S.	PCG	BMO CM	Services (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$2,941	$740	$569	$773	$(152)	$4,871	$(127)	$4,744
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	–	5,241

Total Revenue	4,580	906	1,893	2,780	(47)	10,112	(127)	9,985
Provision for credit losses	314	30	3	79	(250)	176	–	176
Non-interest expense	2,597	681	1,342	1,602	131	6,353	–	6,353

Income before taxes and non-controlling
interest in subsidiaries	1,669	195	548	1,099	72	3,583	(127)	3,456
Income taxes	527	80	193	239	(195)	844	(127)	717
Non-controlling interest in subsidiaries	–	–	–	–	76	76	–	76

Net Income	$1,142	$115	$355	$860	$191	$2,663	$–	$2,663

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$–	$309,131

Goodwill (As At)	$93	$582	$323	$98	$2	$1,098	$–	$1,098

(1)	Corporate Services includes Technology and Operations.
(2)	Taxable equivalent basis — see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.

38 • BMO Financial Group Fourth Quarter Report 2007

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions), Taxable equivalent basis (1)
			Other
For the three months ended October 31, 2007	Canada	United States	countries	Total

Net interest income	$935	$235	$70	$1,240
Non-interest revenue	750	370	(116)	1,004

Total Revenue	1,685	605	(46)	2,244
Provision for credit losses	87	63	1	151
Non-interest expense	1,204	412	39	1,655

Income before taxes and non-controlling interest in subsidiaries	394	130	(86)	438
Income taxes	11	35	(79)	(33)
Non-controlling interest in subsidiaries	15	4	–	19

Net Income	$368	$91	$(7)	$452

Average Assets	$233,006	$109,894	$32,985	$375,885

Goodwill (As At)	$423	$717	$–	$1,140

			Other
For the three months ended October 31, 2006	Canada	United States	countries	Total

Net interest income	$962	$247	$39	$1,248
Non-interest revenue	904	297	45	1,246

Total Revenue	1,866	544	84	2,494
Provision for credit losses	20	(3)	(1)	16
Non-interest expense	1,170	406	37	1,613

Income before taxes and non-controlling interest in subsidiaries	676	141	48	865
Income taxes	107	36	7	150
Non-controlling interest in subsidiaries	14	5	–	19

Net Income	$555	$100	$41	$696

Average Assets	$193,685	$97,805	$28,553	$320,043

Goodwill (As At)	$410	$688	$–	$1,098

			Other
For the twelve months ended October 31, 2007	Canada	United States	countries	Total

Net interest income	$3,745	$973	$305	$5,023
Non-interest revenue	3,836	582	88	4,506

Total Revenue	7,581	1,555	393	9,529
Provision for credit losses	257	99	(3)	353
Non-interest expense	4,785	1,653	163	6,601

Income before taxes and non-controlling interest in subsidiaries	2,539	(197)	233	2,575
Income taxes	546	(150)	(27)	369
Non-controlling interest in subsidiaries	55	20	–	75

Net Income	$1,938	$(67)	$260	$2,131

Average Assets	$216,572	$111,150	$32,853	$360,575

Goodwill (As At)	$423	$717	$–	$1,140

			Other
For the twelve months ended October 31, 2006	Canada	United States	countries	Total

Net interest income	$3,709	$1,016	$146	$4,871
Non-interest revenue	3,686	1,375	180	5,241

Total Revenue	7,395	2,391	326	10,112
Provision for credit losses	181	(3)	(2)	176
Non-interest expense	4,520	1,695	138	6,353

Income before taxes and non-controlling interest in subsidiaries	2,694	699	190	3,583
Income taxes	650	207	(13)	844
Non-controlling interest in subsidiaries	55	21	–	76

Net Income	$1,989	$471	$203	$2,663

Average Assets	$191,929	$90,317	$26,885	$309,131

Goodwill (As At)	$410	$688	$–	$1,098

(1)	Taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
BMO Financial Group Fourth Quarter Report 2007 • 39

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, November 27, 2007 at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, March 3, 2008 by calling 416-641-2196 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 7581.
     A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, March 3, 2008.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Tom Flynn, Executive Vice-President, Finance & Treasurer and Acting Chief Financial Officer
tom.flynn@bmo.com, 416-867-4649
Corporate Secretary
Blair Morrison, Vice-President & Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan Average market price
August 2007 $65.90
September 2007 $63.43
October 2007 $61.01
For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 19th Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at www.bmo.com

® Registered trade-mark of Bank of Montreal

Annual Meeting 2008
 The next Annual Meeting of Shareholders will be held on Tuesday, March 4, 2008 in Quebec City, Quebec.
BMO Financial Group Third Quarter Report 2007